SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Quarterly Financial Information
Quarter Ended June 30, 2009

(A free translation of the original report in Portuguese as published in Brazil containing Interim Financial Information prepared in accordance with rules issued by the Brazilian Securities Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information)

Braskem S.A.
ITR – Quarterly Financial Information – Base Date 6/30/2009

Independent Auditors’ Special Review Report

To
The Management
Braskem S.A.
Camaçari - BA

1. We have conducted a special review of the Quarterly Financial Information of Braskem S.A. and of the Company and its subsidiaries (consolidated information) for the quarter ended June 30, 2009, which comprises the balance sheets, the statements of income, changes in shareholders’ equity, cash flows, the performance report and the notes, which are the responsibility of its management. The Quarterly Financial Information of the subsidiary, iQ Soluções & Química S.A. as of June 30, 2009 were reviewed by other independent auditors, and our review, with respect to the amount of investment (R$ 99,302 thousand) and income (R$ 3,578 thousand) deriving from this subsidiary, is based exclusively on the comfort letter issued by these other auditors.

2. Our review was performed in accordance with specific rules established by IBRACON (Brazilian Institute of Independent Auditors) and the Federal Accounting Council (CFC), and consisted mainly of: (a) enquiries and discussions with management responsible for the accounting, financial and operational departments of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the Quarterly Financial Information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review and the comfort letter issued by other independent auditors, we are not aware of any material changes that should be made to the aforementioned Quarterly Financial Information for it to be in accordance with accounting practices adopted in Brazil and consistent with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Financial Information.

4. As per Note 9(a), the Company has retained ICMS credits from previous years, arising mainly from the differences between the rates of inflow and outflow of inputs and raw materials, domestic outflow which received incentive through the deferral of taxes, and sales destined to the foreign market in the amount of 1,141,654 thousand (R$ 1,150,297 thousand – Consolidated). The realization of these tax credits depends on the successful implementation of the management’s plans as described in this note to the accompanying Quarterly Financial Information. The Quarterly Financial Information as of June 30, 2009 does not include any adjustments related to the recovery of these tax credits due to this uncertainty.

5. As per Note 19(c), the Company, in a proceeding that also involves the merged companies OPP Química, Trikem and Polialden, due to the discussion with respect to the constitutionality of Law 7689/88, is litigating the nonpayment of the Social Contribution on Net Income (CSSL) in the cases in which a final and unappealable decision has already been reached at the Federal Supreme Court (STF), and the Union has filed a rescissory action. The Company, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believes that it should be successful in its pleading for the maintenance of the nonpayment and that in the event of loss in the rescissory action the decision will only produce effects as from the fiscal year of its publication. Consequently, for preparation purposes of the Quarterly Financial Information aforementioned in paragraph 1, no provision was made for possible unfavorable decisions regarding the years considered in the notice of tax assessments, or for the years not yet inspected by the Federal Revenue Department.

6. As per Note 9 (c), OPP Química S.A., merged by the Company in 2003, based on a decision taken by the Federal Supreme Court, recognized in its accounting records, Excise Tax (IPI) credits in the amount of R$ 1,030,125 thousand (R$ 2,789,695 thousand restated up to June 30, 2009), which were offset with IPI and other federal taxes. Although this decision was the object of a regulatory appeal by the National Treasury, in which what is being questioned is not the right to the credit, but the inaccuracies with respect to the aspects related to the case of the non-taxed inputs, the monetary correction and the rate to be used for calculation purposes of the credits, despite the assessments drafted against the Company. The Company, based on the opinion of its legal advisors, considers the chances of a successful outcome as possible. Consequently, no provision was recorded in the Quarterly Financial Information for the quarter ended June 30, 2009.

7. As per Note 2, due to the modifications in the accounting practices adopted in Brazil during 2008, the statements of income and cash flows related to the quarter ended June 30, 2008, presented for comparison purposes, were restated in accordance with NPC 12 - Accounting Practices, Changes in the Accounting Estimates and Error Correction.

August 7, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

FINANCIAL STATEMENTS – 1st HALF OF 2009

Balance Sheet

ASSETS (R$ in thousands of reais)		Parent company		Consolidated
Account	Description	Jun/09	Mar/09	Jun/09	Mar/09
1	Total assets	22,285,832	22,374,994	22,227,308	22,409,372
1.01	Current assets	6,918,051	6,920,579	7,141,238	7,293,567
1.01.01	Cash and cash equivalents	3,165,020	2,921,218	3,224,893	2,960,196
1.01.01.01	Cash and cash equivalents	2,878,258	2,593,870	2,938,131	2,632,848
1.01.01.02	Marketable securities	286,762	327,348	286,762	327,348
1.01.02	Credits	1,266,402	1,273,151	1,236,215	1,372,488
1.01.02.01	Trade accounts receivable	1,266,402	1,273,151	1,236,215	1,372,488
1.01.03	Inventories	1,862,309	2,052,960	2,032,448	2,261,814
1.01.04	Other credits	624,320	673,250	647,682	699,069
1.01.04.01	Taxes recoverable	385,189	395,513	404,502	416,499
1.01.04.02	Deferred income & social contribution taxes	55,972	55,972	59,543	59,917
1.01.04.03	Dividends and interest on shareholders’ equity	6,283	6,274
1.01.04.04	Prepaid expenses	52,113	77,737	52,448	77,652
1.01.04.05	Other	124,763	137,754	131,189	145,001
1.02	Noncurrent assets	15,367,781	15,454,415	15,086,070	15,115,805
1.02.01	Long-term receivables	2,414,813	2,406,586	2,429,951	2,413,016
1.02.01.01	Other credits	2,255,370	2,255,782	2,286,571	2,292,862
1.02.01.01.01	Marketable securities	9,308	8,311	11,216	10,181
1.02.01.01.02	Hedge transactions	10,035		10,035
1.02.01.01.03	Trade accounts receivable	52,026	42,508	52,489	42,971
1.02.01.01.04	Inventories	21,067	20,637	21,067	20,637
1.02.01.01.05	Taxes recoverable	1,412,491	1,453,382	1,418,335	1,460,708
1.02.01.01.06	Deferred income & social contribution taxes	620,816	618,713	637,109	636,477
1.02.01.01.07	Deposits in court and compulsory loans	129,627	112,231	136,320	121,888
1.02.01.02	Related parties	75,588	79,491	58,073	47,392
1.02.01.02.03	Other related parties	75,588	79,491	58,073	47,392
1.02.01.03	Other	83,855	71,313	85,307	72,762
1.02.01.03.01	Other accounts receivable	83,855	71,313	85,307	72,762
1.02.02	Permanent assets	12,952,968	13,047,829	12,656,119	12,702,789
1.02.02.01	Investments	568,624	584,431	38,048	36,783
1.02.02.01.01	Investments in associated companies	23,607	23,044	23,828	23,044
1.02.02.01.02	Investments in subsidiaries	533,215	549,617
1.02.02.01.03	Other investments	11,802	11,770	14,220	13,739
1.02.02.02	Property, plant and equipment	9,915,704	10,010,315	10,075,774	10,169,964
1.02.02.03	Intangible assets	2,371,118	2,351,359	2,444,069	2,393,572
1.02.02.04	Deferred charges	97,522	101,724	98,228	102,470

LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)		Parent company		Consolidated
Account	Description	Jun/09	Mar/09	Jun/09	Mar/09
2	Total liabilities	22,285,832	22,374,994	22,227,308	22,409,372
2.01	Current liabilities	6,531,548	6,641,591	6,550,838	6,975,414
2.01.01	Loans and financing	1,525,210	2,002,546	1,531,172	2,008,307
2.01.02	Debentures	319,508	17,371	319,508	17,371
2.01.03	Accounts payable to suppliers	4,124,181	4,123,873	4,181,260	4,409,664
2.01.04	Taxes and contributions payable	105,790	90,398	115,227	101,587
2.01.05	Dividends payable	4,320	6,629	4,323	6,756
2.01.08	Other	452,539	400,774	399,348	431,729
2.01.08.01	Salaries and social charges	163,350	203,068	172,761	213,803
2.01.08.02	Deferred income & social contribution taxes
2.01.08.03	Advances from customers	56,080	87,826	57,006	89,700
2.01.08.04	Hedge transactions	41,648		41,648
2.01.08.05	Other provisions and accounts payable	191,461	109,880	127,933	128,226
2.02	Noncurrent liabilities	10,744,201	12,038,689	10,678,411	11,751,268
2.02.01	Long-term liabilities	10,744,201	12,038,689	10,678,411	11,751,268
2.02.01.01	Loans and financing	8,220,187	9,313,628	8,232,178	9,325,367
2.02.01.02	Debentures	500,000	800,000	500,000	800,000
2.02.01.03	Related parties	114,038	337,027
2.02.01.06	Other	1,909,976	1,588,034	1,946,233	1,625,901
2.02.01.06.01	Accounts payable to suppliers	17,975	16,120	18,053	16,120
2.02.01.06.02	Hedge transactions	36,004	114,189	36,004	114,189
2.02.01.06.03	Taxes and contributions payable	1,262,478	1,237,613	1,268,904	1,246,994
2.02.01.06.04	Long-term incentives	5,861	5,269	5,861	5,269
2.02.01.06.05	Deferred income & social contribution taxes	385,083	9,341	387,695	17,170
2.02.01.06.06	Pension plan and benefits for employees	16,307	16,307	18,279	18,279
2.02.01.06.07	Other accounts payable	186,268	189,195	211,437	207,880
2.05	Shareholders’ equity	5,010,083	3,694,714	4,998,059	3,682,690
2.05.01	Paid-in capital	5,473,181	5,375,802	5,473,181	5,375,802
2.05.02	Capital reserves	428,575	407,964	428,575	407,964
2.05.04	Revenue reserve	(11,932)		(11,932)
2.05.04.01	Treasury shares	(11,932)		(11,932)
2.05.05	Equity valuation adjustments	(57,381)	(109,002)	(57,381)	(109,002)
2.05.06	Retained earnings (accumulated deficit)	(1,987,975)	(1,989,785)	(1,999,999)	(2,001,809)
2.05.07	Net income for the period	1,165,615	9,735	1,165,615	9,735

STATEMENT OF INCOME (in thousands of reais)		Parent company				Consolidated
Account	Description	4/1/2009 to 6/30/2009	1/1/2009 to 6/30/2009	4/1//2008 to 6/30//2008	1/1/2008 to 6/30//2008	4/1//2009 to 6/30/2009	1/1/2009 to 6/30/2009	4//1/2008 to 6/30/2008	1/1/2008 to 6/30//2008
3.01	Revenues	5,366,583	9,252,743	4,215,860	8,458,800	4,884,913	8,911,896	5,698,701	11,327,281
3.01.01	Domestic market sales	3,192,505	6,232,644	3,376,123	6,631,378	3,682,616	6,880,530	4,689,820	9,396,699
3.01.02	Foreign market sales	2,174,078	3,020,099	839,737	1,827,422	1,202,297	2,031,366	1,008,881	1,930,582
3.02	Taxes, freights and sales returns	(1,013,091)	(1,834,100)	(920,267)	(1,852,874)	(1,091,451)	(1,963,679)	(1,221,185)	(2,448,843)
3.03	Net revenues	4,353,492	7,418,643	3,295,593	6,605,926	3,793,462	6,948,217	4,477,516	8,878,438
3.04	Cost of products sold	(3,725,659)	(6,405,133)	(2,941,053)	(5,828,247)	(3,139,403)	(5,908,806)	(3,809,409)	(7,542,432)
3.05	Gross profit	627,833	1,013,510	354,540	777,679	654,059	1,039,411	668,107	1,336,006
3.06	Operating (expenses)/income	909,369	556,578	93,548	(348,836)	880,514	528,587	(87,372)	(696,982)
3.06.01	Selling expenses	(126,455)	(233,648)	(93,678)	(161,572)	(139,153)	(259,689)	(127,227)	(220,334)
3.06.02	General and administrative expenses	(144,283)	(147,687)	(217,988)	(429,039)	(171,016)	(186,047)	(310,008)	(593,625)
3.06.02.01	General and administrative expenses	(134,548)	(231,226)	(136,082)	(268,294)	(155,784)	(263,846)	(169,588)	(334,066)
3.06.02.03	Management remuneration	(1,577)	(3,594)	(1,447)	(3,577)	(2,215)	(4,250)	(2,205)	(5,071)
3.06.02.04	Depreciation and amortization	(24,104)	(44,568)	(101,870)	(199,549)	(27,075)	(49,174)	(143,237)	(283,114)
3.06.02.05	Other operating revenues, net	15,946	131,701	21,411	42,381	14,058	131,223	5,022	28,626
3.06.03	Financial (expenses) income	1,228,092	1,037,439	239,214	26,365	1,192,983	984,441	385,284	166,043
3.06.03.01	Financial income	(119,194)	(81,261)	(239,877)	(229,181)	(226,476)	(191,812)	(325,487)	(320,425)
3.06.03.02	Financial expenses	1,347,286	1,118,700	479,091	255,546	1,419,459	1,176,253	710,771	486,468
3.06.06	Equity from shareholdings	(47,985)	(99,526)	166,000	215,410	(2,300)	(10,118)	(35,421)	(49,066)
3.06.06.01	Equity in income of subsidiaries and associated companies	(47,634)	(93,707)	207,575	270,319	(1,949)	(4,299)	(12,055)	(10,835)
3.06.06.02	Amortization of goodwill and negative goodwill, net	(399)	(5,867)	(31,881)	(45,215)	(399)	(5,867)	(12,295)	(25,629)
3.06.06.03	Provision for losses			(9,694)	(9,694)			(9,695)	(9,695)
3.06.06.04	Other	48	48			48	48	(1,376)	(2,907)
3.07	Operating profit	1,537,202	1,570,088	448,088	428,843	1,534,573	1,567,998	580,735	639,024
3.08	Other operating revenues (expenses), net	(172)	(921)	23,105	126,418	(140)	(974)	9,725	122,392
3.08.01	Operating revenues	1,205	3,613	3,124	257,328	1,236	3,643	2,812	257,184
3.08.02	Operating expenses	(1,377)	(4,534)	19,981	(130,910)	(1,376)	(4,617)	6,913	(134,792)
3.09	Net income before income tax/ interests	1,537,030	1,569,167	471,193	555,261	1,534,433	1,567,024	590,460	761,416
3.10	Provision for income and social contribution taxes	(2,414)	(3,669)	(26,777)	(37,936)	(3,798)	(7,191)	(75,647)	(128,529)
3.11	Deferred income tax	(378,736)	(399,883)	(49,926)	(42,796)	(374,755)	(394,218)	(108,038)	(102,509)
3.12	Interests							(7,698)	(50,993)
3.15	Net income (loss) for the period	1,155,880	1,165,615	394,490	474,529	1,155,880	1,165,615	399,077	479,385
	Number of shares ex-treasury	519,422	519,422	518,028	518,028	519,422	519,422	518,028	518,028
	Net income (loss) per share	2.22532	2.24406	0.76152	0,91603	2,22532	2,24406	0,77038	0,92540

STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of reais)
Account	Description	Parent company				Consolidated
		Current quarter	Current YTD	Prior quarter	Prior YTD	Current quarter	Current YTD	Prior quarter	Prior YTD
		4/1/09 to 6/30/09	1/1/09 to 6/30/09	4/1/08 to 6/30/08	1/1/08 to 6/30/08	4/1/09 to 6/30/09	1/1/09 to 6/30/09	4/1/08 to 6/30/08	1/1/08 to 6/30/08
4.01	Net cash operating activities	715,610	651,435	280,077	127,269	755,851	688,777	1,303,152	855,445
4.01.01	Cash provided by operating activities	655,372	1,002,518	227,460	267,196	654,973	964,357	504,378	716,649
4.01.01.01	Net income (loss) for the period	1.537,030	1,569,167	471,193	555,261	1,534,433	1,567,024	582,762	710,423
4.01.01.02	Depreciation, amortization and depletion	215,180	419,215	210,157	441,862	220,983	429,219	318,480	628,083
4.01.01.03	Amortization of goodwill (negative goodwill), net	399	5,867	31,881	45,215	399	5,867	12,295	25,629
4.01.01.04	Equity in income of subsidiary and associated companies	47,634	93,707	(206,713)	(270,319)	1,949	4,299	12,055	10,835
4.01.01.05	Losses (gains) on interest in investments	(904)	(1,778)	12,724	12,575	(1,829)	(2,703)	11,071	12,602
4.01.01.06	Provision for losses and write-offs – fixed assets	1,830	2,635	1,240	(363,553)	1,055	2,814	2,006	(362,306)
4.01.01.07	Interest, monetary and exchange variations, net	(1,146,343)	(990,279)	(289,534)	(148,519)	(1,102,447)	(946,034)	(432,559)	(342,782)
4.01.01.08	Recognition of tax credits		(96,562)				(96,562)
4.01.01.09	Minority interest							1,227	38,393
4.01.01.11	Other	546	546	(3,488)	(5,326)	430	433	(2,959)	(4,228)
4.01.02	Variation in assets and liabilities	251,767	31,147	151,902	65,046	252,352	66,665	952,545	463,403
4.01.02.01	Marketable securities	(15,904)	(16,163)	(17,950)	22,051	(15,867)	(16,163)	275,182	304,185
4.01.02.02	Trade accounts receivable	60,584	(283,867)	(209,052)	(166,376)	190,108	(182,082)	(459,361)	(326,296)
4.01.02.03	Inventories	227,502	900,591	148,708	(71,788)	263,412	950,491	67,165	(367,554)
4.01.02.04	Recoverable taxes	77,866	107,420	(16,719)	(95,520)	87,784	111,659	(12,341)	(140,927)
4.01.02.05	Prepaid expenses	25,956	13,406	15,118	28,905	26,034	14,222	25,975	39,834
4.01.02.06	Dividends received	(9)	879	44,198	48,135			3,000	6,937
4.01.02.07	Other accounts receivable	(10,303)	(55,804)	275,357	264,328	(21,068)	(72,911)	292,647	252,361
4.01.02.08	Accounts payable to suppliers	(6,188)	(643,191)	(89,906)	(18,782)	(237,953)	(739,669)	792,998	671,614
4.01.02.09	Taxes and contributions	28,380	33,509	23,932	38,773	16,215	27,954	(31,472)	6,403
4.01.02.10	Long-term incentives	592	(4,592)	13,625	12,942	592	(4,592)	14,132	13,484
4.01.02.11	Advances from customers	(31,746)	8,363	35,888	50,808	(32,694)	7,991	24,176	39,247
4.01.02.12	Other accounts payable	(104,963)	(29,404)	(71,297)	(48,430)	(24,211)	(30,235)	(39,556)	(35,885)
4.01.03	Other	(191,529)	(382,230)	(99,285)	(204,973)	(151,474)	(342,245)	(153,771)	(324,607)
4.01.03.01	Paid interest	(182,008)	(369,663)	(96,982)	(198,298)	(141,860)	(329,515)	(131,246)	(280,560)
4.01.03.02	Paid income tax and social contribution	(9,521)	(12,567)	(2,303)	(6,675)	(9,614)	(12,730)	(22,525)	(44,047)
4.02	Net cash investing activities	(136,822)	(258,047)	(326,006)	(1,120,656)	(138,198)	(261,063)	(551,146)	(1,451,964)
4.02.01	Proceeds from sale of noncurrent assets	237	1,770	2,216	253,672	237	1,770	2,225	253,672
4.02.02	Additions to investments	(34,504)	(42,828)	(10,320)	(643,732)	(723)	(5,703)	(14,158)	(636,455)
4.02.03	Additions to property, plant and equipment	(92,500)	(206,934)	(303,247)	(454,545)	(96,662)	(213,948)	(550,995)	(790,748)
4.02.04	Additions to intangible assets	(17,000)	(17,000)	(12,159)	(272,016)	(47,995)	(50,127)	(8,315)	(280,245)
4.02.05	Additions to deferred charges			(2,496)	(4,035)			(551)	(18,831)
4.02.06	Effect on cash from merged companies	6,945	6,945			6,945	6,945	20,648	20,643
4.03	Net cash financing activities	(294,400)	(103,303)	424,163	1,356,408	(312,370)	(101,183)	(529,552)	502,696
4.03.01	Short-term debt, net	(1,055,303)	(1,456,050)	(846,916)	(699,627)	(1,096,837)	(1,498,951)	(1,407,820)	(1,376,517)
4.03.02	Long-term debt, net	783,520	1,390,411	1,090,875	1,871,764	785,070	1,392,764	1,230,846	2,230,752
4.03.03	Related parties, net	(22,118)	(22,118)	511,155	515,229
4.03.04	Dividends paid to shareholders and minority interest	(499)	(474)	(277,695)	(277,702)	(623)	(471)	(300,452)	(300,548)
4.03.05	Capital increase			16	16			1,674	1,674
4.03.06	Repurchase of shares			(53,272)	(53,272)			(53,272)	(53,272)
4.03.08	Other		(15,072)			20	5,475	(528)	607
4.05	Increase(decrease) in cash and cash equivalents	284,388	290,085	378,234	363,021	305,283	326,531	222,454	(93,823)
4.05.01	Cash and cash equivalents at beginning of the period	2,593,870	2,588,173	1,184,528	1,199,741	2,632,848	2,611,600	1,573,874	1,890,151
4.05.02	Cash and cash equivalents at the end of the period	2,878,258	2,878,258	1,562,762	1,562,762	2,938,131	2,938,131	1,796,328	1,796,328

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY (in thousands of reaisl)
Account code	Account description	Capital	Capital reserves	Revaluation Profit reserves reserves	Accumulated losses	Equity valuation adjustment
5.01	January 1, 2009	5,375,802	407,964		(1,989,785)	(102,100)	3,691,881
5.04	Net income for the period				1,165,615		1,165,615
5.07	Equity valuation adjustment					44,719	44,719
5.08	Capital increase/decrease	97,379					97,379
5.08.01	Capital increase	97,379					97,379
5.10	Treasury shares			(11,932)			(11,932)
5.12	Other		20,611		1,810		22,421
5.12.01	Prescribed dividends				1,810		1,810
5.12.02	Goodwill reserve increase		20,611				20,611
5.13	June 30, 2009	5,473,181	428,575	(11,932)	(822,360)	(57,381)	5,010,083

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY – CONSOLIDATED (in thousands of reais)
Account code	Account description	Capital	Capital reserves	Revaluation Profit reserves reserves	Accumulated losses	Equity valuation adjustment
5.01	January 1, 2009	5,375,802	407,964		(2,001,809)	(102,100)	3,679,857
5.04	Net income for the period				1,165,615		1,165,615
5.07	Equity valuation adjustment					44,719	44,719
5.08	Capital increase/decrease	97,379					97,379
5.08.01	Capital increase	97,379					97,379
5.10	Treasury shares			(11,932)			(11,932)
5.12	Other		20,611		1,810		22,421
5.12.01	Prescribed dividends				1.810		1.810
5.12.02	Goodwill reserve increase		20,611				20,611
5.13	June 30, 2009	5,473,181	428,575	(11,932)	(834,384)	(57,381)	4,998,059

ALL AMOUNTS STATED IN THOUSANDS OF REAIS

1 Operations

(a) Braskem S.A. (“Braskem” or “Company”), with 18 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, manufactures basic petrochemicals such as ethylene, propane and benzene, in addition to gasoline and LPG (cooking gas). Within the segment of thermoplastic resins, they manufacture polyethylene, polypropylene and PVC. In addition to those, the business purpose of Braskem is to import and export chemical, petrochemical, fuel products and to manufacture and supply inputs consumed by the companies of the Petrochemical Complexes of Camaçari – State of Bahia and Triunfo – State of Rio Grande do Sul, such as: steam, water, compressed air, electric energy, as well as to provide several services to these companies and to hold interest in other companies, as a partner or shareholder. The principal place of business of Braskem is located in Camaçari – Bahia and its holding company is Odebrecht S.A., which holds, directly and indirectly, 62.3% of the voting capital.

In December 2008, the Company announced the business withdrawal of PET in view of the studies initiated in 2007 that indicated the unfeasibility of retaking the production of that resin on a competitive basis.

In May 2009, the Company announced the suspension of the production of caprolactam, a raw material used in the manufacture of nylon 6 and the temporary closure of its plant located in the Northeast Petrochemical Complex. The decision was based on a thorough assessment of the business, taking into account difficulties experienced in the Brazilian caprolactam market at this juncture, as well as the impacts of the international crisis. The Company will monitor the developments in the caprolactam market to ascertain a potential resumption of operations of this plant.

(b) Corporate Restructuring

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2008 and 2009 can be summarized as follows:

b.1 - In January 2008, the Company paid R$ 247,503 as the last installment for the acquisition of Politeno shares that took place in April 2006. The share price was determined based on the average performance of that company over the 18 months subsequent to the signature of the purchase and sale agreement, as a result of the difference between polyethylene and ethylene prices in the Brazilian domestic market. Such acquisition gave rise to goodwill of R$ 162,174, justified by future profitability. Politeno was a subsidiary of the Company and was merged into it in April 2007.

b.2 - In March 2008, as all precedent conditions set forth in the agreement among Braskem, UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders of Petroflex Indústria e Comércio S.A. (“Petroflex”) and Lanxess Deutschland GmbH (“Lanxess”) for the sale of 100% of shares in that jointly-controlled entity had been complied with, a R$ 130,548 (Note 26) gain was recorded on the transaction. The financial settlement of the transaction took place on April 1, 2008. As required by CVM Instruction 247/96, the Company determined equity in income of this investee until March 2008.

b.3 - On May 30, 2008, the merger of shares at book value issued by Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.47% of the voting capital of Companhia Petroquímica do Sul (“Copesul”); (ii) 40% of the voting capital of Ipiranga Petroquímica S.A. (“IPQ”); (iii) 40% of the voting capital of IQ Soluções & Química S.A. (“IQ”); and (iv) 40% of the voting capital of Petroquímica Paulínia S.A. (“Petroquímica Paulínia”). After the merger, Braskem directly and indirectly holds 99.17% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa. IQ Soluções & Química S.A. is the new company name of Ipiranga Química S.A..

Under the merger of shares, Petroquisa received 46,903,320 new common and 43,144,662 new class “A” preferred shares issued by Braskem, in accordance with the following replacement ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 class “A” preferred shares issued by Braskem for each one (1) common share issued by Grust. Braskem, in turn, received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem’s capital was increased by R$ 720,709, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008, the transaction base date.

b.4 - The Extraordinary Shareholders’ Meeting of subsidiary Grust held on July 10, 2008 approved a capital increase from R$ 695,698 to R$ 797,815, without the issue of new shares, through the capitalization of current earnings determined as of June 30, 2008, in the amount of R$ 102,117.

b.5 - The Extraordinary Shareholders’ Meeting of subsidiary IPQ held on July 16, 2008 approved a capital increase through the contribution by Grust of its interest in Copesul, in the amount of R$ 302,630. Accordingly, IPQ’s capital increased from R$ 349,507 to R$ 652,137, through the issue of 11,938,022,669 common shares.

b.6 - The Extraordinary Shareholders’ Meeting of subsidiary Grust, held on July 28 2008, approved a capital reduction by R$797,815, to ten Reais (R$ 10,00), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem:
(i) 174,429,784,996 common shares in IQ, in the amount of R$ 398,455;
(ii) 11,938,022,669 common shares in IPQ, in the amount of R$ 302,631; and
(iii) 112,000 common shares in Petroquímica Paulínia, in the amount of R$ 96,729.

Following the transfer, Braskem directly held 100% of the voting capital of IQ and Petroquímica Paulínia, 25.98% of the voting capital of IPQ, and 59.97% of the voting capital of Copesul.

b.7 - The Extraordinary Shareholders’ Meetings held on September 11, 2008 approved the merger of Copesul into IPQ. As a result of such merger, the capital of IPQ increased by R$ 585,267, from R$ 652,137 to R$ 1,237,404, through the issue of 23,695,195,295 preferred shares. The increase was based on Copesul’s shareholder’s equity at net book value as of July 31, 2008 (the transaction base date), under the terms and conditions set out in the “Protocol and Justification” dated August 22, 2008, which established the exchange ratio in accordance with the economic values of IPQ and Copesul, whereby each one (1) Copesul share was exchanged for 524 IPQ preferred shares. Equity variations in Copesul between the base date and the merger date were fully reflected in IPQ, under the equity in the results of subsidiary and associated companies’ line.

b.8 - The Extraordinary Shareholders’ Meetings of Braskem and IQ held on September 30, 2008 approved the partial spin-off of IQ, where the spun-off assets, relating to interests in IPQ and ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. (“ISATEC”) were transferred to the Company.

On the same date, Extraordinary Shareholders’ Meetings approved the mergers, into Braskem, of IPQ and Petroquímica Paulínia were approved, under the terms and conditions set out in the merger protocol and justification, dated September 12, 2008. Additionally, the Company capital was increased by R$ 14,146, from R$ 5,361,656 to R$ 5,375,802, through the issue of 1,506,061 class “A” preferred shares, which were appropriated to remaining shareholders of IPQ.

b.9 – The Extraordinary Shareholders’ Meetings of Braskem and Petroquímica Triunfo S.A. (“Triunfo”) held on April 30 and May 5, 2009, respectively, approved the merger of Triunfo into the Company. This represented the last stage of the agreement entered into on November 30, 2007 among Petrobras Petróleo Brasileiro S.A. (“Petrobras”), Petroquisa, Odebrecht S.A. (“Odebrecht”) and Nordeste Química S.A. (“Norquisa”). The merged net assets of Triunfo, at book value, amounts to R$ 117.989. Of this total, R$ 97,379 was appropriated to a capital increase of the Company (Note 21(a)), and R$ 20,611 was allocated to the capital reserve account. A total of 13,387,157 Braskem class “A” preferred shares were issued for each 1 (one) common or class “A” preferred share issued by Triunfo.

Upon completion with this last stage, Petrobras, through its subsidiary Petroquisa, holds 59,014,254 common and 72,966,174 class “A” preferred shares in Braskem, corresponding to 25.3% and 31.0% of the Company’s total and voting capital, respectively.

(c) Administrative Council for Economic Defense – CADE

In July 2008, CADE approved the transaction for the acquisition by Braskem and Petrobras of the Ipiranga Group’s petrochemical assets. CADE made only one recommendation, namely the adjustment of the provision on non competition, so that the sellers compete only in the markets where they carried business activities prior to the acquisition.

In the same decision, CADE also approved the investment agreement whereby Petrobras contributed to Braskem its minority interest in Copesul, IPQ, IQ, Petroquímica Paulínia and Triunfo.

With this decision, no more restrictions subsist with respect to the management and merger of the assets acquired.

2 Presentation of the Quarterly Financial Information

The Company Quarterly Financial Information (individual and consolidated) were prepared according to the accounting practices adopted in Brazil, which comprise the Brazilian Corporation Law, pronouncements, guidelines and interpretations of the Accounting Pronouncements Committee (“CPC”) and the rules of the Brazilian Securities Commission (“CVM”).

In the preparation of the Quarterly Information for 2009 and 2008, the Company adopted the amendments to the corporate legislation introduced by Law 11638/07 (“Law 11638/07”), of December 28, 2007, with the respective amendments introduced by Provisional Measure 449/08, converted into Law 11941, of May 27, 2009 (“Law 11941/09”). Laws 11638/07 and 11941/09 amend Law 6404/76 (Brazilian Corporation Law) as regards aspects related to the preparation and disclosure of the financial statements and their main purpose was to update the Brazilian Corporation Law in order to harmonize the accounting practices adopted in Brazil with those provided in the International Financial Reporting Standards issued by the International Accounting Standards Board – IASB.

The CPC is an entity the purpose of which is the study and disclosure of accounting and audit principles, rules and standards. The adoption of the pronouncements and technical directions issued by the CPC depends upon approval by the CVM, the Brazilian Central Bank or other regulatory agencies.

In the comparison between the financial statements for the first halves of 2009 and 2008, the merger of Triunfo must be considered (Note 1(b.9)). The balance sheet and statement of income of Triunfo at June 30, 2008 can be summarized as follows:

Balance Sheet at 6/30/2008

ASSETS		LIABILITIES

Current assets	159,353	Current liabilities	68,450

Cash and cash equivalents	339	Accounts payable to suppliers	5,685
Marketable securities	11,588	Loans and financing	23,113
Trade accounts receivable	77,483	Taxes and contributions payable	13,051
Inventories	41,514	Dividends payable	17,696
Tax credits	23,565	Other accounts payable	8,905
Other accounts receivable	4,749
Prepaid expenses	115	Long-term liabilities	24,839

		Loans and financing	17,715
Noncurrent assets	37,787	Taxes and contributions	7,124

Deferred IR and CS	6,518
Deposits in court	3,279	Shareholders’ equity	103,851

Other	92	Capital	63,253
Investments	2,081	Capital reserves	7,052
Property, plant & equipment	25,817	Profit reserves	14,168

		Treasury shares	(1,226)
		Net income for the period	20,604

Total	197,140	Total	197,140

Statement of Income	1/1/2008 to
6/30/2008

Gross revenues	374,822
Taxes, freights and sales returns	(78,399)

Net revenues	296,423
Cost of products sold	(240,658)

Gross profit	55,765

Operating expenses/ revenues	(24,439)

Selling	(10,635)
General and administrative	(14,631)
Financial	827

Operating profit	31,326

Other expenses, net	(34)

Net income before income and social contribution taxes	31,292

Provision for income and social contribution taxes	(10,688)

Net income for the period	20,604

Also to enable the comparison between Quarterly Information, the Company made certain adjustments to income statement balances for the six-month period ended June 30, 2008, as shown below:

	Jun/08

	Parent
	company	Consolidated

Net income before the effects of Law 11638/07 and Law 11941/09	460,555	465,411
CPC-08 – Transaction costs and premium on the issue of securities	11,079	11,079
CPC12 – Adjustment to present value	2,895	2,895

Adjusted net income for the period	474,529	479,385

Transition Tax Regime (RTT)

The amounts resented in the Quarterly Financial Information as of June 30, 2009 considered the adoption of the Transition Tax Regime (“RTT”) by the Company and its subsidiaries with head offices in Brazil, as permitted by Law 11941/09, the purpose of which is to main the tax neutrality of the amendments to the Brazilian corporate legislation, introduced by Law 11638/07 and Law i11941/09The permanent option for the RTT will be stated only on the occasion of the delivery of the Statement of Corporate Economical and Tax Information - DIPJ. The Transition tax effects, whenever applicable, generated as a result of the adhesion to the RTT, are ascertained and presented in the deferred Income tax and Social contribution (Note 19.b (i and ii).

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of financial statements, it is necessary to use estimates for certain assets, liabilities and other transactions. Therefore, the Quarterly Financial Information of the Company and its subsidiaries include several estimates related to the selection of useful lives of property, plant and equipment, intangible assets and deferred charges, and market value of financial instruments and inventories, provisions for contingencies, income tax provisions and other similar amounts.

(b) Foreign currency and functional currency

The Company’s Management has established that the functional currency of Braskem and all its subsidiaries is the real, according to the rules described in CPC 02, approved by CVM Deliberation 534/08.

Transactions in foreign currency, i.e., all those transactions that are not carried out in functional currency, are converted at the exchange rate of the dates of each transaction. Monetary assets and liabilities in foreign currency are converted into functional currency at the exchange rate of the closing date. Gains and losses of variations of exchange rates on monetary assets and liabilities are recognized in the statement of income. Non-monetary assets and liabilities acquired or hired in foreign currency are converted based on the exchange rates of the dates of the transactions or on the dates of the fair value evaluation whenever fair value is used.

(c) Income determination

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Transfer of ownership occurs when the good is delivered to the client or to its shipper, depending upon the sale scheme.

The provision for income tax and ICMS expenses are accounted for including the tax incentive and the amount corresponding to the exemption and reduction of the income tax and ICMS are credited in the income account for the year.

Considering the provisions of CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002, the deferred income tax is stated at its probable value of realization, expected to occur as described in Note 19 (b, i and ii).

As variações monetárias e cambiais sobre ativos e passivos são classificadas nas rubricas de “Receitas financeiras” e “Despesas financeiras”, respectivamente.

The Company recognizes in the income of the year the market value of the derivative contracts that contra entry the realization of cash flows and indexed liabilities in foreign currency or in international interest rates, except those accounted for as hedge transactions. (Note 23 (f.3) (i.b)).

The net profit per share is calculated based upon the number of shares existing on the year-closing date.

(d) Current and noncurrent assets

(d.1) Cash and cash equivalents

Cash and cash equivalents include cash, banking deposits and high liquidity investments.

(d.2) Financial instruments

• Classification and measurement

The Company classifies its financial instruments in the following categories: (i) for trading (ii) loans and receivables, (iii) held to maturity and (iv) available for sale. The classification depends upon the purpose for which the financial instruments have been acquired. Management determines the classification of its financial instruments at the initial recognition.

(i) Financial assets held for trading

Financial assets maintained for trading are measured at fair value by the result with the purpose of being negotiated actively and frequently, including derivatives, unless they have been designated as hedge instruments (protection). The assets of this category are classified as current assets. Gains or losses resulting from variations of the fair value of financial assets maintained for negotiation are recognized at the income for the year.

(ii) Loans and receivables

Granted loans and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market, are included in this category as current assets, except those with maturity date that exceeds 12 months subsequently to the date of issue of the balance sheet (these are classified as noncurrent assets). The Company’s loans and receivables consist of the balances of loan agreements and of current account with related companies, accounts receivable from customers, other accounts receivable and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for by the amortized cost, using the actual interest rate method.

(iii) Assets held to maturity

Assets held to maturity are basically the financial assets that may not be classified as loans and receivables for being quoted in an active market. In that event, these financial assets are acquired with the purpose and financial capacity for its maintenance in portfolio up to maturity. They are appraised by the cost of acquisition, plus earnings received as a contra entry to the income for the year.

(iv) Financial assets available for sale

Financial assets available for sale are non-derivatives that are designated in that category or that have not been classified in any other category. They are included in the noncurrent assets, unless the management intends to dispose the investment in up to 12 months subsequently to the date of the balance sheet. The financial assets available for sale are accounted for at fair value. Interest rates of securities available for sale, calculated using the actual interest rate method, are recognized in the statement of income as financial incomes. The installment corresponding to the variation at fair value is recorded against the shareholders’ equity, net from taxes, in the equity valuation adjustment account, being realized against income on the occasion of its liquidation or loss considered permanent (impairment).

• Fair value

The fair values of the investments with public quotation are based upon the current purchase price. As regards the financial assets with no active market or public quotation, the Company establishes the fair value by means of evaluation techniques. These techniques include: (a) the use of recent transactions carried out with third parties; (b) the reference to other instruments that are substantially similar; (c) the analysis of discounted cash flows; and (d) the standard models of price fixing of options that use information generated by the market as much as possible and count as little as possible on information generated by Company’s management.

The Company evaluates, on the date of the balance sheet, whether there is objective evidence that a financial asset or a group of financial assets is registered at a value that exceeds its recoverable value (impairment). In the event of any evidence for the financial assets available for sale, the cumulative loss – measured as the difference between the cost of acquisition and the current fair value, minus any loss by impairment of this financial asset previously recognized in the income – is removed from equity and recognized in the statement of income.

• Derivative financial instruments and hedge activities

The Company has derivative financial instruments to protect risks related to foreign currencies and of interest rates.

Derivatives are initially recognized by their fair value and the respective costs of transaction are recognized in the income when incurred. Subsequently to the initial recognition, the derivatives are measured by the fair value and changes are accounted for in the income, except in the event described below for the accounting of hedge transactions:

Cash flow hedges

Changes in the fair value of derivative protection instruments designated as cash flow hedge are directly recognized in shareholders’ equity, as the hedge is considered effective. In the event that the hedge is considered non effective, the changes in the fair value are recognized in statement of income.

In the event that the hedge instrument fails to comply with the criteria for the hedge transaction accounting, expires or is sold, terminated or exercised, the hedge transaction accounting is discontinued prospectively. Accrued gain or loss previously recognized in shareholders’ equity must be immediately transferred to the income for the period.

The Company recognized liabilities related to the hedge transaction accounting the characteristics of which satisfy the requirements provided by CPC 14, approved by CVM Deliberation 566/08.

(d.3) Accounts receivable from customers

Accounts receivable from customers are recorded at the invoiced amount, adjusted to present value, whenever applicable and reduced by allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience.

The methodology used by the Company to record the allowance for doubtful accounts encompasses 100% of amounts more than 180 days overdue, 50% of amounts more than 90 days overdue, and 100% of the amounts under judicial collection process. The allowance also includes the amounts arising from a second renegotiation with customers, as amounts arising from the first renegotiation and payable within 24 months.

Accounts receivable from associated companies have not been taken into account in the calculation of this allowance.

(d.4) Inventories

Inventories are stated at average cost of purchases or production, lower than the replacement cost or than the realization value. Finished products include freight up to the point of sale. Imports in progress are stated at the accumulated cost of each import. Inventories of maintenance materials are classified in the current assets or in the non current assets, considering the consumption’s history.

(d.5) Deferred income tax

Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Its recognition occurs to the extent it is probable that sufficient future taxable profits for the next 10 years are available to offset recognized temporary differences, based upon the projections of future taxable income prepared and based on internal premises and in future economic scenarios that may, therefore, undergo changes. Periodically, the amounts accounted are reappraised in accordance with CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02.

(d.6) Shareholdings in subsidiaries, jointly-controlled entities and associated companies:

Investments in subsidiaries, jointly-controlled entities and associated companies when the Company has an interest in the voting capital of more than 20% or where it has significant influence on the related management are recorded on the equity method of accounting, as well as other companies belonging to the same group or under common control.

Investments accounted for under the equity method include any goodwill (negative goodwill) balances to be amortized. In order to be maintained in the investment account, goodwill must be associated to the appreciation of property, plant and equipment of the investee. Even when stated in the investment account, such goodwill is amortized over the same term as the assets which gave rise to it.

Other investments are stated at acquisition cost, less the provision for adjustment to market value, when applicable.

(d.7) Property, plant and equipment

Property, plant and equipment is stated at acquisition or construction cost. As from 1997, property, plant and equipment include capitalized interest on loans from third parties during the construction period, pursuant to CVM Deliberation 193/96. Capitalized interest is added to assets and depreciated / amortized as from the date that they become operational. (Note 16 (g)).

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 13).

Depreciation of property, plant and equipment are calculated on a straight-line basis at the rates mentioned in Note 13, which consider the estimated useful lives of the assets.

(d.8) Intangible assets

Intangible assets comprise of the assets acquired from third parties, including those acquired through a business combination, and those generated internally by the Company. The following criteria are applied:

Acquired from third parties through a business combination: goodwill per expectation of future profitability, arising from acquisitions involving business combinations, will not be amortized as from 2009 and has its recoverable value tested on an annual basis.

Intangible assets acquired from third parties: intangible assets with defined useful life are measured by the total cost of acquisition less amortization expenses. Amortization is calculated based on the straight-line basis, at the rates mentioned in Note 14, which consider the estimated useful lives of the assets. Intangible assets with undefined useful life will not be amortized as from 2009 and have their recoverable value tested.

The Company records research expenses in the income.

(d.9) Deferred charges

The Company opted to maintain in deferred charges only those expenses incurred during the period of construction of industrial plants (pre-operating expenses). Such expenses are amortized over 10 years from the beginning of operations of the respective industrial plants.

(d.10) Impairment

Property, plant and equipment assets, intangible assets with a defined useful life and deferred charges have their recoverable values tested, at least, annually, in the event that there are indicators of value loss. Goodwill per expectation of future profitability and intangible assets with undefined useful life has the recovery of their value tested annually, regardless of indicators of value loss.

(d.11) Other assets

Other assets are presented by the value of realization, including, whenever applicable, the earnings and the monetary variations received or, in the event of expenses of the following period, at cost.

(e) Current and noncurrent liabilities

Current and noncurrent liabilities are recorded at known or calculable values plus, whenever applicable, corresponding charges, monetary and/or exchange variations incurred up to the date of the balance sheet date. Whenever applicable, the current and noncurrent liabilities are registered at present value, on a transaction by transaction basis, based upon interest rates that reflect the term, currency and risk of each transaction. The contra entry to the present value adjustments is recorded against the income accounts that resulted in the said liabilities. The difference between the present value of a transaction and the liabilities’ face value is appropriated to the income over the term of effectiveness of the agreement based on the amortized cost method and on the actual interest rate method.

(e.1) Adjustment to present value

In accordance with CPC 12, the Company segregates the financial charges on purchases of naphtha made abroad for payment over 180 days. During the first halves of 2009 and 2008, the company imported R$ 1,126,539 and R$ 849,006 of naphtha, respectively, with a maturity date for payment exceeding 180 days. Average financial charges on such purchases are 5.08% p.a. and 5.07% p.a., respectively.

The naphtha imported by Braskem is a commodity priced at the “ARA” (“Antwerp, Rotterdam and Amsterdam”) quotation of the European market, plus freights and financial charges in the event of purchases on credit.

Financial charges related to these purchases are distinguished on the occasion of the registration of the tax invoices and are appropriated to the income as financial expenses over the term of the contracts. Changes in these consolidated financial charges during the first halves of 2009 and 2008 are as follows:

	Jun/09	Jun/08

Charges to be appropriated at beginning of the year	75,999	32,816
Charges included in the period purchases	52,562	43,549
Charges appropriated to income for the period	(64,649)	(40,657)

Charges to be appropriated in subsequent periods	63,912	35,708

The balance of the financial charges to be appropriated is classified as reduction to the suppliers’ account.

The other purchase and sale transactions carried out by the Company are within the maturity date of their operational flow. For those transactions, the Company understands that the bills receivable and payable are measured at the respective fair values.

(e.2) Loans

Borrowings are initially recognized at fair value, net of any expenses incurred to structure the transaction (transaction costs). Subsequently borrowings are stated including charges and interest that are proportional to the time elapsed.

Non-convertible debentures are recognized in the same way as borrowings.

(e.3) Contingent liabilities

Contingent liabilities are stated net of the related deposits in court, pursuant to CVM Deliberation 489/05.

(e.4) Provisions for losses on investments

Provisions for losses on investments in subsidiaries are accrued on the negative shareholders’ equity (negative equity) of those companies and classified in the noncurrent liabilities, as a contra entry to the income from interest in subsidiaries and associated companies.

(e.5) Pension plans

Liabilities related to pension plans with defined benefit is the present value of the benefit obligation defined on the date of the balance sheet less the market value of the plan assets, adjusted for actuarial gain or losses and costs of past services. The defined benefit obligation is annually calculated by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by the estimate of future cash outflow, using the public securities interest rates, the maturity dates of which are close to the maturity dates of the related liabilities.

Actuarial gains and losses arising from changes of actuarial assumptions and amendments to pension plans are appropriated or credited to the income for the average time of remaining service of the related employees.

As regards defined contribution plans, the company pays contributions to private administration pension plans on compulsory, contractual or voluntary bases. As soon as contributions have been made, the Company has no obligations in relation to additional payments. Regular contributions consist of net periodical costs for the period in which they are due and, thus, are included in the personnel costs.

(e.6) Other provisions

A provision is recognized when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, based on a reliable estimate of its amount.

(f) Consolidated Quarterly Financial Information

The consolidated Quarterly Financial Information was prepared in accordance with the consolidation principles set forth in the Brazilian Corporation Law and supplementary provisions of CVM, and include the financial statements of the Company and its subsidiaries, jointly-controlled entities and special purpose entities in which the Company has direct or indirect share control or direct or indirect control over their activities, as shown below:

			Direct and indirect interest
			in total capital - %

		Head office	Jun/09	Mar/09	Jun/08
		(country)
Subsidiaries
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem Distribuidora Ltda. and subsidiary		Brazil	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”) and subsidiary		Brazil	100.00	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100 00	100.00
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Natal Trading		British Virgin Islands	100.00	100.00	100.00
IPQ Petroquímica Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00	100.00
Copesul and subsidiaries	(i)	Brazil			99.17
Copesul International Trading INC. (“CITI”)		British Virgin Islands	100.00	100.00	99.17
Companhia Alagoas Industrial – CINAL (“CINAL”)		Brazil	100.00	100.00	100.00
Grust Holdings S.A. (“Grust”)		Brazil	100.00	100.00	100.00
IQ Soluções & Química S.A. (“IQ”) and subsidiaries		Brazil	100.00	100.00	100.00
ISATEC–Pesquisa, Desenvolvimento. e Análises Químicas Ltda.		Brazil	100.00	100.00
(“ISATEC”)
CCI – Comercial Importadora S.A. (“CCI”)		Brazil	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Ideom Tecnologia Ltda (“Ideom”).	(ii)	Brazil	100.00	100.00
Petroquímica Paulínia S.A. (“Petroquímica Paulínia”)	(iii)	Brazil			100.00

Jointly-controlled entities	(iv)
CETREL S.A. – Empresa de Proteção Ambiental (“CETREL”)	(v)	Brazil	53.95	54.09	54.25

Special Purpose Entity (“SPE”)	(vi)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)		Brazil	100.00	100.00	100.00

(i) Company merged into IPQ in September 2008 (Note 1(b.7));
(ii) Subsidiary as from January 2009;
(iii) Company merged into Braskem in September 2008;
(iv) Investment proportionately consolidated as per CVM Instruction 247/96;
(v) Jointly-controlled entity as a result of shareholders’ agreement provision;
(vi) Fund consolidated pursuant to CVM Instruction 408/04;

In the consolidated Quarterly Financial Information, investments among entities and equity in income have been eliminated, as well as the assets and liabilities balances, revenues and expenses and unrealized profits arising from transactions among the consolidated companies.

Goodwill grounded on the appreciation of property, plant and equipment was reclassified to the account of the specific underlying asset, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to line “Other accounts payable” in noncurrent liabilities.

As provided in paragraph one of article 23 of CVM Normative Instruction 247/96, the Company has not proportionately consolidated the financial statements of jointly-controlled subsidiaries Companhia de Desenvolvimento Rio Verde – CODEVERDE and Refinaria de Petróleo Rio-Grandense S.A. (“RPR”). Information for these subsidiaries has not significantly changed nor does it give rise to misstatements in the Company consolidated financial statements.

The reconciliation of the shareholders’ equity and the income for the period between the parent company and consolidated is as follows:

	Shareholders’ equity		Net income for the period

	Jun/09	Mar/09	Jun/09	Jun/08

Parent company	5,010,083	3,694,714	1,165,615	474,529
Exclusion of gain on the sale of investment among
related parties	(38,476)	(38,476)
Reversal of amortization of goodwill on the sale of investments
among related parties	26,452	26,452		2,062
Exclusion of effects from profits on inventories of
Subsidiaries				1,718
Exclusion of gains on financial transactions among
related parties				1,076

Consolidated	4,998,059	3,682,690	1,165,615	479,385

4 Cash and Cash Equivalents

	Parent company			Consolidated

	Jun/09	Mar/09	Jun/09	Mar/09

Cash and banks	402,211	173,954	442,532	189,253
Financial investments
Domestic	1,682,168	1,768,756	1,701,102	1,789,130
Abroad	793,879	651,160	794,497	654,465

	2,878,258	2,593,870	2,938,131	2,632,848

Domestic financial investments are represented by quotas in Braskem’s exclusive fund (FIQ Sol) which, in turn, holds quotas in local investment funds, such as fixed-income, multimarket, credit rights funds, as well as other fixed-income instruments and time deposits. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability. The financial investments have been classified as held for trading and are stated at fair value, the variations of which are taken to income.

5 Marketable Securities

	Parent company		Consolidated

	Jun/09	Mar/09	Jun/09	Mar/09

Current assets
Public securities issued abroad	286,762	327,348	286,762	327,348

Total	286,762	327,348	286,762	327,348

Long-term receivables
Investment fund	9,308	8,311	9,308	8,311
Other			1,908	1,870

	9,308	8,311	11,216	10,181

Total	296,070	335,659	297,978	337,529

Public securities issued abroad are represented by U.S. Treasury bonds and were classified by the Company as “available for sale”. The portion corresponding to the variation in fair value was recorded in the “Adjustments of equity valuation” account in shareholders’ equity, in the amount of R$ 2,321 (1st quarter – R$ 6,538), net of taxes.

6 Trade Accounts Receivable

	Parent company		Consolidated

	Jun/09	Mar/09	Jun/09	Mar/09

Trade accounts receivable

Domestic market sales	1,419,998	1,259,001	1,452,922	1,309,480
Foreign market sales	772,016	720,281	725,103	787,079
Discounted trade bills	(198,204)	(187,851)	(198,204)	(187,851)
Advances on bills of exchange delivered	(448,305)	(277,824)	(448,305)	(277,824)
Allowance for doubtful accounts	(227,077)	(197,948)	(242,812)	(215,425)

	1,318,428	1,315,659	1,288,704	1,415,459
Noncurrent assets	(52,026)	(42,508)	(52,489)	(42,971)

Current assets	1,266,402	1,273,151	1,236,215	1,372,488

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.

Changes in the allowance for doubtful accounts in the first halves of 2009 and 2008 are shown in the table below:

	Parent company		Consolidated

	1st half/09	1st half/08	1st half/09	1st half/08

At beginning of the period	194,402	160,217	198,741	186,488
Exchange variation			(920)	(43)
Additions classified as selling expenses	10,448	1,053	22,764	15,594
Addition through merger	22,227		22,227

At the end of the period	227,077	161,270	242,812	202,039

7 Inventories

	Parent company		Consolidated

	Jun/09	Mar/09	Jun/09	Mar/09

Finished goods and work in process	968,081	1,170,548	1,063,152	1,289,165
Raw materials, production inputs and packaging	507,011	504,359	513,851	520,027
Maintenance materials (i)	375,455	372,227	378,358	375,195
Advances to suppliers	17,741	22,273	66,650	79,606
Imports in transit and other	15,088	4,190	31,504	18,458

Total	1,883,376	2,073,597	2,053,515	2,282,451
Noncurrent assets (i)	(21,067)	(20,637)	(21,067)	(20,637)

Current assets	1,862,309	2,052,960	2,032,448	2,261,814

(i) Based on the consumption history, part of the inventories of maintenance materials was classified in long-term receivables.

Advances to suppliers and expenditures for imports in transit primarily relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties (Parent Company)

a. Subsidiaries, jointly-controlled entities, associated companies and SPEs

Assets and liabilities balances

		Current assets	Noncurrent assets	Current liabilities	Noncurrent liabilities

	Cash & cash equiv.	Dividends/			Suppliers/
	customers/	equity	Credits with	Suppliers /	debts with
	bills receivable	interest	related parties	financing	related parties

Subsidiaries
Braskem America	11,116 (i)			7 (vii)
Braskem Argentina	2,457 (i)			591 (vii)
Braskem Distribuidora	2,280 (i)		2,332	150 (vii)	88,494 (x)
Braskem Europa	63,934 (i)
Braskem Participações	96 (iii)				463 (x)
CCI		9 (iii)			114 (x)
CINAL	63 (i)		3,056	95 (vii)
CITI	48,195 (i)			270,017 (vii)
Braskem Chile	2,359 (i)
IPQ Argentina	18,809 (i)
IPQ Chile	321 (i)
IQ	24,069 (i)	6,274 (iv)	15,159 (v)	79 (vii)
ISATEC			1,150
Natal Trading			6,046		7,494 (x)
Politeno Empreendimentos					17,473 (x)

	173,699	6,283	27,743	270,939	114,038

Jointly-controlled entities
CETREL	14 (i)		135	42 (vii)
RPR	619 (i)		-	18,850 (vii)

	633		135	18,892

Associated company
Borealis				5,178 (vii)

5,178

Related parties
CNO				8,627 (vii)
Petrobras	64,028 (i)		47,710 (vi)	479,802 (vii)	16,220 (ix)
Petrobras International Finance
Company (PIFCo)				610,433 (viii)
S.A.				310,536 (vii)
Other	3,696 (i)			7,621 (vii)

	67,724		47,710	1,417,019	16,220

EPE
FIQ Sol	1,417,842 (ii)

1,417,842

At June 30, 2009	1,659,898	6,283	75,588	1,712,028	130,258

At March 31, 2009	1,967,283	6,274	79,491	1,756,616	351,393

(i) Customers;
(ii) Cash and cash equivalents;
(iii) Bills receivable;
(iv) Dividend;
(v) Interest on shareholders’ equity;
(vi) Relates to a current account balance bearing interest at 100% of CDI;
(vii) Relates to a loan balance bearing interest at 100% of CDI;
(viii) Suppliers (current liabilities);
(ix) Financing;
(x) Suppliers (long-term liabilities);
(xi) The balance of R$ 114,036 in “Debt with related parties” at June 30, 2009 includes:
Braskem Distribuidora - R$ 88,494, relating to a current account balance with subsidiary abroad Lantana, bearing interest at 100% of CDI;
Politeno Empreendimentos - R$ 17,473, relating to a current account balance bearing interest at 100% of CDI.

			Transactions from Jan to Jun 2009

				Production cost
		Raw materials,	Financial	cost/
	Product	services & utilities	(expenses)	general and
	sales	purchases	revenues	admin.expenses

Subsidiaries
Braskem America			1
Braskem Argentina	835		(644)
Braskem Distribuidora	34,619	377	17,525
Braskem Europa	95,813		(10,901)
Braskem Participações			92
CCI			(6)
CINAL	752	5,906	125
CITI	11,979		135,892
Braskem Chile	17,095		(4,686)
IPQ Argentina	36,319	11,930	(2,393)
IPQ Chile			(741)
IQ	95,708	2,266	891
Natal Trading			489
Politeno Empreendimentos			(892)

	293,120	20,479	134,752

Jointly-controlled entity
CETREL	282	8,380
RPR	194,796	45,216

	195,078	53,596

Associated company
Borealis	58,621

	58,621

Post-employment benefit plans

Plano Copesul de Previdência				764
Complementar ("CopesulPrev")
Fundação Francisco Martins				1,619
Bastos ("FFMB")
Odeprev				3,344
Fundação PETROBRAS de Seguridade				2,237
Social ("Petros")

				7,964

Related parties
CNO		27,849
Petrobras	213,183	1,951,256	(1,375)
PIFCo			(8,405)
REFAP S.A.	109,655	562,912	(4,366)

	322,838	2,542,017	(14,146)

At June 30, 2009	869,657	2,616,092	120,606	7,964

At June 30, 2008	483,470	4,458,152	(38,311)	11,681

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering (i) for purchase of propylene, international market prices; (ii) for purchases of naphtha from Petrobras and REFAP, the international market prices for naphtha and other oil derived, quality of parafinicity and contaminants of naphtha delivered; and (iii) for sales to subsidiaries abroad, a 180-term payment, higher than the term offered to other customers.

b. Key management personnel

Statement of income	Parent company		Consolidated

	Jun/09	Jun/08	Jun/09	Jun/08

Remuneration
Short-term benefits to employees and managers	21,013	25,015	21,054	35,630
Post-employment benefits	159	78	159	195
Employment contract termination benefits	36		36
Long-term incentive (Note 20)	1,039	1,369	1,039	1,369

Total	22,247	29,807	22,288	40,840

Balance sheet – Parent company / consolidated		Jun/09		Mar/09

Long-term incentives (Note 20)		5,861		5,269

Total		5,861		5,269

The Company qualifies as “key management personnel” the members of its executive board, including the chief executive officer, the vice presidents, and the members of the Board of Directors. The Company carried out no transactions with the majority shareholder.

9 Taxes Recoverable

	Parent company		Consolidated

	Jun/09	Mar/09	Jun/09	Mar/09

Excise tax (IPI)(regular transactions)	29,798	28,651	30,620	29,491
Value-added tax on sales and services (ICMS) (a)	1,141,654	1,185,497	1,150,297	1,195,463
Employees’ profit participation program (PIS) and
Social contribution on billings (Cofins)	191,696	220,128	192,847	221,104
PIS – Decrees-law 2445 and 2449/88	55,194	55,194	55,194	55,194
Income and social contribution taxes	236,333	214,368	248,773	228,665
Tax on net income (ILL) (b)	57,299	57,299	57,299	57,299
Other	85,706	87,758	87,807	89,991

Total	1,797,680	1,848,895	1,822,837	1,877,207
Current assets	(385,189)	(395,513)	(404,502)	(416,499)

Noncurrent assets	1,412,491	1,453,382	1,418,335	1,460,708

(a) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years, basically on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Management of the Company has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. These actions taken by the Management comprise, among others:

• Executing a settlement agreement with the Rio Grande do Sul state authorities, capping the use of ICMS tax credits at R$ 8,250 monthly to offset with monthly ICMS tax debts owed by units located in said state, and upholding full deferral of ICMS tax on naphtha imports.

• Executing a settlement with the Rio Grande do Sul state for further use of ICMS tax credits at R$ 10,000 in future investments.

• Obtaining from the Bahia state authorities a greater reduction (from 40% to 65.88%) in the tax base of ICMS levied on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 11059 of May 19, 2008), and a reduction in the rate of ICMS tax on domestic naphtha (from 17% to 11.75%) .

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

• Expanding the ICMS tax base on fuel sales to industrial refiner (from 40% to 100%), as provided for in article 347 of the Bahia State ICMS Regulations.

• Replacing co-product exports with domestic transactions.

Considering the tax rule that puts a cap on short-term use of ICMS credits in capital expenditures and the Company’s Management projections over the term for realization of the other credits, at June 30, 2009, the amount of R$ 881,926 (March 2009 – R$ 921,825), for parent and consolidated, was recorded as noncurrent assets.

(b) ILL

Absorbed company Copesul applied to the Federal Revenue Office for refund of Tax on Net Income (ILL) paid from 1989 through 1991 by using such ILL credit in settlement of other federal taxes, as ILL was considered unconstitutional under Federal Senate Resolution 82 of November 22, 1996.

In December 2002, Copesul posted such tax credits on its accounting statements, as the outside counsel held that likelihood of a favorable outcome is probable, given the existence of the aforesaid Federal Senate Resolution. The Higher Tax Appeals Chamber has already acknowledged Copesul’s entitlement to restitution of unduly paid ILL. The National Treasury lodged an extraordinary for reversal of the above decision so that the term for restitution claims does not start running as from publication of such Senate Resolution, but rather as from the triggering event. According to the opinion of the Company’s legal advisors, the Braskem management believes that the Full Board of the Taxpayers Council will uphold the aforementioned decision.

(c) IPI tax credits

IPI zero rate

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of absorbed company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. Consequently, Braskem’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate has become final and conclusive (res judicata). Besides, according to the opinion of the Company’s legal advisors, all other aspects dealt with in the National Treasury’s agravo regimental have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses only a remote risk of changes in the OPP Química - friendly decision, although the STF itself has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer.

In light of those aspects referring to the extent of the agravo regimental, OPP Química posted these tax credits at R$ 1,030,125 in December 2002, which was offset by the Company with IPI itself and other federal tax debts. Such credits were used up in 1Q05.

The tax credits used up by the Company (updated at the SELIC benchmark rate until June 2009) come to R$ 2,789,695. Out of these credits, the sundry collection proceedings referred to have reached R$ 2,501,004 to date, plus fines in the overall amount of R$ 800,608. The Company’s outside legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again, thus voiding the erstwhile STF ruling. Such STF determination, published on March 27, 2009, does not clearly state the subject matters to be revisited, but the opinions rendered by most justices who make up the STF First Panel could suggest that the only matters to be entertained by STF will be those raised in the agravo regimental; in this case, Braskem’s entitlement to use IPI tax credits would not be revisited by the STF.

Braskem file a motion for clarification of such obscurity in the STF finding, and believes (in reliance on the opinion of its legal advisors) that the STF First Panel will grant this appeal and make it clear that the new judgment on the extraordinary appeal will only revolve around the subject matters raised in the agravo regimental, thus ruling out any new determination on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate.

During 2006 and 2007, the Federal Revenue Office issued several infraction notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the tax payments offset by the Company with the tax credits posted as from July 2000. Further, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company.

In October 2008, the administrative appellate tribunal (Taxpayers Council) rejected the appeals lodged by the Company with regard to some of the aforementioned administrative proceedings. The outcome of such dispute revolving around these credits used up by the Company is essentially conditioned to the STF finding on the court litigation described abroad, and the matter under discussion at administrative level refers to validity of the fines imposed on the Company for having used up IPI credits ascertained after July 2000.

Filing of administrative appeals by the Company is pending publication of the respective decisions rendered by the Taxpayers Council. If the administrative fines are upheld, Braskem will take this issue to court, and the likelihood of a favorable outcome for these disputes over the imposition of fines by the tax authorities is viewed as probable by the Company’s outside legal advisors.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 18(ii)).

10 Prepaid Expenses

Prepaid expenses refer to expenditures whose benefits or the provision of services to the Company will take place over subsequent fiscal years. They are represented substantially by insurance premiums (Note 27). They will not be realized in cash, but rather by appropriation to the results.

11 Deposits in Court and Compulsory Loan – Noncurrent Assets

	Parent company		Consolidated

	Jun/09	Mar/09	Jun/09	Mar/09

Deposits in court
Tax contingencies	62,859	62,384	66,706	69,175
Labor and other claims	57,409	29,802	60,087	32,502
Compulsory deposit
Compulsory loan - Eletrobras	9,359	20,045	9,527	20,211

	129,627	112,231	136,320	121,888

12 Investments

(a) Information on investments

					Adjusted shareholders’
		Shareholding	Adjusted net income (loss)		equity (negative
		in total	for the period		equity)

		capital (%)
		6/30/2009	Jun/09	Jun/08	Jun/09	Mar/09

Subsidiaries

Braskem Distribuidora		100.00	(12,659)	(5,394)	100,497	111,864
Braskem Participações		100.00	(84)	(35)	2,377	2,461
Braskem America		100.00	(809)	2,743	4,523	9,747
Braskem Argentina		98.00	(1,075)	(44)	(868)	(447)
Braskem Europe		100.00	6,335	614	77,034	36,957
Braskem Chile		100.00	1,135	(223)	6,449	6,516
CINAL		100.00	(965)	3,621	28,517	29,709
Copesul	(i)			204,859
CITI	(ii)	100.00	(95,309)	32,255	81,662	128,158
IPQ Chile	(ii)	99.02	3	(43)	1,578	1,708
Grust	(i)	100.00		77,106
IPQ (i)	(i)			176,897
CCI		100.00	4		105	112
Politeno Empreendimentos	(ii)	100.00	682	558	17,481	17,166
IQ		100.00	3,578	177,875	99,302	97,526
IQAG		0.12	152	(263)	775	775
ISATEC		100.00	(1,019)	273	48	417
IDEOM Tecnologia		99.90	(64)		635	699
IPQ Argentina		96.74	657	941	6,674	4,484
Natal Trading	(ii)	100.00	(675)	(122)	2,368	2,910
Braskem Finance	(iii)	100.00	(5,256)	(9,575)	533	5,323
Braskem Inc.	(iii)	100.00	33,465	(14,497)	(42,941)	(111,968)

Jointly-controlled entities
CETREL		53.95	15,095	8,023	219,579	208,739
CODEVERDE		35.65	(770)		102,182	101,825
RPR		33.33	27,965	4,764	(9,619)	(27,205)

Associated companies
Borealis		20.00	2,815	7,636	118,033	115,713
Sansuy Indústria de Plástico S.A.		20.00		210

Information on investments
of subsidiaries
Braskem Distribuidora
Braskem Argentina		2.00	(1,075)	(44)	(868)	(447)
Braskem Importação		100.00	14		74	65
Braskem Participações
IDEOM Tecnologia		0.10	(64)		635	699
Braskem Inc
Lantana	(ii)	100.00	(661)	(11,245)	3,347	3,971
IQ
IQAG		99.88	152	(263)	775	775
IPQ	(i)			176,897
ISATEC				273		417
Natal Trading
IPQ Chile	(ii)	0.98	3	(43)	1,578	1,708
IPQ Chile
IPQ Argentina		3.26	657	941	6,674	4,484

NOTES:
(i) Companies merged in September 2008;
(ii) Company being wound-up;
(iii) Subsidiaries whose financial statements are consolidated in the Company’s Quarterly Financial Information, in accordance with CPC-02.

(b) Changes in investments in subsidiaries, jointly-controlled entities and associated companies

	Balance at	Purchase	Dividends &	Equity in	Amortization	Increase in	Provision	Balance at
	12/31/2008	of shares	and equity	earnings	of goodwill	interest	for loss	6/30/2009

Subsidiaries and
jointly-controlled entities

Local subsidiaries
Braskem Distribuidora	113,156			(12,659)				100,497
Braskem Participações	2,461			(84)				2,377
CETREL	104,289			8,523	(887)	1,733		113,658
CINAL	20,751			(965)				19,786
IQ	95,724			3,578				99,302
Politeno Empreendimentos	16,799			682				17,481
ISATEC	1,067			(1,019)				48
CCI	110		(9)	4				105
Ideom Tecnologia		699		(64)				635
RPR (ii)		4,980			(4,980)
CODEVERDE		501				45	(546)

	354,357	6,180	(9)	(2,004)	(5,867)	1,778	(546)	353,889

Foreign subsidiaries (i)
Braskem America	8,070			(3,547)				4,523
Braskem Argentina	250			(1,101)				(851)
Braskem Europa	36,098	36,647		4,289				77,034
Braskem Chile	5,314			1,135				6,449
IPQ Argentina	6,393			281				6,674
IPQ Chile	1,575			3				1,578
CITI	176,860			(95,309)				81,551
Natal Trading	3,043			(675)				2,368

	237,603	36,647		(94,924)				179,326

Associated company
Borealis	23,044			563				23,607

	23,044			563				23,607

(i) At December 31, 2008, these subsidiaries were included in the parent company's statements.
(ii) On March 18, 2009, the Company paid in shares in this jointly-controlled entity which, at that time, posted excess of liabilities over assets. For this eason, the capitalized amount was recorded as goodwill with no economic justification and, as such, as was fully taken to income.

Investments incuded in the parent company, in compliance with CPC 02

	Braskem	Braskem
	Inc	Finance

Opening balance	(120,776)	5,789
Equity in the earnings	33,465	(5,256)
Equity valuation adjustments	44,370

Closing balance	(42,941)	533

13 Property, Plant and Equipment

Parent company

					Annual
					average
			Jun/09	Mar/09	depreciation/

		Accumulated			depletion
		depreciation/			rates
	Cost	depletion	Net	Net	(%)

Land	74,772		74,772	74,772
Buildings and improvements	1,334,323	(510,756)	823,567	830,648	2.7
Machinery, equipment and facilities	12,260,878	(4,505,360)	7,755,518	7,506,781	5.9
Mines and wells	22,180	(6,776)	15,404	15,838	10.6
Furniture and fixtures	85,275	(47,374)	37,901	38,525	10.0
IT equipment	100,167	(76,075)	24,092	24,284	20.0
Maintenance stoppages in progress	51,871		51,871	39,283
Projects in progress	849,791		849,791	1,042,265
Capitalized interest	120,478		120,478	265,881
Laboratory/security equipment	97,572	(18,222)	79,350	77,985
Catalysts and additives	100,860	(56,837)	44,023	48,284
Other	46,872	(7,935)	38,937	45,769	16.0

	15,145,039	(5,229,335)	9,915,704	10,010,315

Consolidated

					Annual
					average
			Jun/09	Mar/09	depreciation/

		Accumulated			depletion
		depreciation/			rates
	Cost	depletion	Net	Net	(%)

Land	81,934		81,934	81,936
Buildings and improvements	1,419,313	(537,891)	881,422	889,168	2.7
Machinery, equipment and facilities	12,381,334	(4,584,004)	7,797,330	7,550,252	5.9
Mines and wells	23,357	(7,661)	15,696	16,064	10.6
Furniture and fixtures	92,610	(52,031)	40,579	41,300	10.0
IT equipment	111,604	(84,551)	27,053	27,465	20.0
Maintenance stoppages in progress	51,871		51,871	39,283
Projects in progress	864,299		864,299	1,053,806
Capitalized interest	120,477		120,477	265,881
Laboratory/security equipment	97,572	(18,222)	79,350	77,985
Catalysts and additives	100,858	(56,837)	44,021	48,283
Other	108,680	(36,938)	71,742	78,541	16.0

	15,453,909	(5,378,135)	10,075,774	10,169,964

On-going projects mainly represent projects for expanding the capacity of the industrial units, operational improvements to increase the working life of machines and equipment, excellence projects in the maintenance and production areas, in addition to programs in the areas of health, technology and environment.

In the Braskem structure, the activities involving the production and sales of PET and Caprolactam comprised a Business Unit. In December 2008, Braskem advised the market about the definitive stoppage of the PET production unit. Equipment was identified that could be put to use by other business units of the Company. The remaining machines, equipment and installations are to be disassembled and sold as scrap. Also in December 2008, in compliance with the provisions of CPC 01 and 13, the Company evaluated the recoverable value of the Caprolactam plant. This evaluation led to the recognition of an expense representing the difference between the current value of the cash flows obtained from production and sale of that product and the net book value of the respective industrial unit. In order to prepare this cash flow, the following was taken into account: (i) the discount rate of 11.14% p.a.; (ii) cash flow in perpetuity, bearing in mind that Caprolactam, like all other chemical and petrochemical products, shows constant and well-defined cycles of high and low selling prices and of the main input. Furthermore, in May 2009, the Company communicated to the market the temporary suspension of the production of caprolactam. At that time, the plant was reviewed for impairment and management came to the conclusion that there was no need to change the amount of the provision recorded in December 2008.

14 Intangible Assets

Parent company

			Jun/09	Mar/09	Amortization
		Accumulated			rates
	Cost	amortization	Net	Net	(%)

Goodwill grounded on future profitability (i)	3,217,732	(1,129,835)	2,087,897	2,070,897	(i)
Trademarks and patents	127,086	(48,629)	78,457	85,437	10.0
Software and rights of use	305,707	(100,943)	204,764	195,025	13.7

	3,650,525	(1,279,407)	2,371,118	2,351,359

Consolidated

			Jun/09	Mar/09	Amortization
		Accumulated			rates
	Cost	amortization	Net	Net	(%)

Goodwill grounded on future profitability (i)	3,211,501	(1,130,794)	2,080,707	2,063,707	(i)
Trademarks and patents	205,246	(48,634)	156,612	87,442	10.0
Software and rights of use	311,075	(104,325)	206,750	242,423	13.7

	3,727,822	(1,283,753)	2,444,069	2,393,572

(i) Goodwill grounded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 13 and 01.
The Company considered as an integral part of the acquisition cost of Triunfo (Note 1(b.9)) those expenses directly related with the process, in the approximate amount of R$ 17,000. This amount was classified as goodwill grounded on future profitability.

15 Deferred Charges

Parent company

			Jun/09	Mar/09	Annual

					Average
					amortization
		Accumulated			rate
	Cost	amortization	Net	Net	(%)

Pre-operating expenses	137,746	(40,224)	97,522	101,724	10.0

	137,746	(40,224)	97,522	101,724

Consolidated
			Jun/09	Mar/09	Annual

					Average
					amortization
		Accumulated			rate
	Cost	amortization	Net	Net	(%)

Pre-operating expenses	164,520	(66,292)	98,228	102,470	10.0

	164,520	(69,292)	98,228	102,470

16 Financing

			Consolidated

		Annual financial charges	Jun/09	Mar/09

Foreign currency
Eurobonds		Note 16(a)	2,524,548	3,009,460

Advances on exchange contracts	Jun-09	US$ exchange variation + average interest of 6.37%	133,886
	Mar-09	US$ exchange variation + average interest of 5.44%		361,647

Export prepayments		Note 16(b)	3,022,341	3,567,782

Medium Term Notes		US$ exchange variation + interest of 11.75%	513,061	593,481

Raw material financing		US$ exchange variation + interest of 4.08%	18,349	21,548

BNDES	Jun-09	Post-fixed restatement (UMBNDES) + average interest of 7.61%	21,912
	Mar-09	Post-fixed restatement (UMBNDES) + average interest of 8.78%		29,572
	Jun-09	US$ exchange variation + average interest of 6.27%	179,897
	Mar-09	US$ exchange variation + average interest of 7.43%		198,273

Working capital		US$ exchange variagion + average interest of 7.66%	755,725	898,389

Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR	131,732	165,996

Transaction costs, net		Note 16(i)	(34,981)	(43,163)
Local currency
Working capital	Jun-09	Post-fixed restatement (92 to 129.02% of CDI)	740,063
	Jun-09	Fixed interest of 9.93% + TR	75,641
	Mar-09	Post-fixed restatement (92 to 123,47% of CDI)		899,553

FINAME	Jun-09	Average interest of 4.64% + TJLP	659
	Mar-09	Fixed interest of 4.57% + TJLP		1,426

BNDES	Jun-09	Average fixed interest of 2.83% + TJLP	1,366,295
	Mar-09	Average fixed interest of 2.85% + TJLP		1,342,856

BNB	Jun-09	Fixed interest of 8.54%	237,231
	Mar-09	Fixed interest of 8.58%		246,337

Finep	Jun-09	Post-fixed restatement (TJLP)	88,077
	Mar-09	Post-fixed restatement (TJLP)		52,859

Transaction costs, net		Note 16(i)	(11,086)	(12,342)

			9,763,350	11,333,674
Current liabilities			(1,531,172)	(2,008,307)
Noncurrent liabilities			8,232,178	9,325,367

Parent company information			Jun/09	Mar/09

Total financing in local and foreign currency			9,745,397	11,316,174

Current liabilities			(1,525,210)	(2,002,546)

Noncurrent liabilities			8,220,187	9,313,628

(a) Eurobonds

In June 2008, subsidiary Braskem Finance concluded fundraising of US$ 500 million in Eurobonds, with a 7.25% p.a. coupon, maturing in 2018, priced at 99.127% of face value, with a return to the investor of 7.375% p.a. This amount was used to amortize an installment of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group. The effective rate on this transaction, including transaction costs, is 7.39% p.a..

Composition of transactions:

				Parent company and
				consolidated

	Issue
Issue	amount		Interest
date	US$ 000	Maturity	(% p.a.)	Jun/09	Mar/09

Jul/1997	250,000	Jun/2015	9.38	295,002	358,102
Jun/2005	150,000	No maturity date	9.75	293,918	348,677
Apr/2006	200,000	No maturity date	9.00	397,234	471,242
Sept/2006	275,000	Jan/2017	8.00	557,681	647,029
Jun/2008	500,000	Jun/2018	7.25	980,713	1,184,410

				2,524,548	3,009,460

(b)Export prepayments

In October 2008, subsidiary Braskem Inc. completed a 5-year export prepayment transaction in the amount of US$ 725 million, bearing interest at Libor + 1.75% p.a., with a 3-year grace period. The transaction was intended for the partial repayment of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group and delisting of merged company Copesul. Subsequently, management carried out a swap transaction that locked the Libor quotation for the period of the transaction at 3.85% p.a. Consequently, the export prepayment transaction cost will be changed from Libor + 1.75% p.a. to 5.6% p.a The effective rate of this transaction, including the transaction cost, is 2.12% p.a

Composition of transactions:

	Initial
	transaction				Consolidated

		Settlement
	amount
Date	US$ 000	term	Charges (% p.a)	Jun/2009	Mar/2009

Jun/05	10,000	Jun/09	US$ exchange var. + 3-month Libor + 1.88		5,799
Jul/05	10,000	Jun/10	US$ exchange var.+ 6-month Libor + 2.05	7,806	14,081
May/06	10,000	May/09	US$ exchange var. + 6-month Libor + 0.70		23,436
May/06	20,000	Jan/10	US$ exchange var. + annual Libor + 0.30	39,924	46,824
Jul/06	95,000	Jun/13	US$ exchange var. + 6-month Libor + 1.50	94,042	110,701
Jul/06	75,000	Jul/14	US$ exchange var. + 6-month Libor + 0.78	147,877	174,372
Mar/07	35,000	Mar/14	US$ exchange var. + 6-month Libor + 1.60	68,902	81,044
Apr/07	150,000	Apr/14	US$ exchange var. + 6-month Libor + 0.77	294,458	355,468
Oct/07	312,525	Oct/09	US$ exchange var. + 4-month Libor + 0.55	610,433	725,578
Nov/07	150,000	Nov/13	US$ exchange var. + 6-month Libor + 1.40	293,459	351,959
Oct/08	725,000	Oct/13	US$ exchange var. + 5.60 (Note 23 (i.b))	1,426,039	1,678,520
May/09	20,000	Jan/11	US$ exchange var. + 6-month Libor + 4.00	39,401

Total				3,022,341	3,567,782

(c) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is being paid in 11 installments as from March 2007, with final maturity in June 2012.

As described in (Note 23(f.3)), the Company entered into swap contracts for the total amount of this debt, in such a manner that the annual financial liability of the tranche drawn down in March of 2005 is 101.59% of the CDI, while the tranches drawn down in September 2005 will pay 104.29% and 103.98% of the CDI. The swap contracts were signed with leading foreign banks and their maturities, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results (Note 24).

(d) Working capital financing (local currency)

In March 2009, Braskem completed a transaction to raise R$ 600 million from Caixa Econômica Federal. The financing term is 4 years, with a 1-year grace period for repayment of principal. The total cost of the debt is 117.5% of CDI, with interest paid on a quarterly basis up to the end of the grade period, and on a monthly basis thereafter. The financing may be prepaid at any time, with no additional cost for Braskem. The effective rate of this transaction, including the transaction cost, is 122.26% p.a..

(e) Repayment schedule

Long-term loans mature as follows:

	Consolidated

	Jun/09	Mar/09

2010	357,073	544,111
2011	1,106,627	1,058,357
2012	1,318,585	1,448,729
2013	1,284,144	1,443,725
2014 and thereafter	4,165,749	4,830,445

	8,232,178	9,325,367

(f) Guarantees

The Company has provided securities as stated below:

Parent company

		Guaranteed	Financing
	Maturity	total	amount	Guarantees

BNB	Jun/16	231,614	231,614	Mortgage (plants) / Pledge of machinery and equipment / Bank surety
BNDES	Apr/15	1,556,201	1,556,201	Mortgage (plants, land and property, machinery
				and equipment)
NEXI	Jun/12	131,732	131,732	Insurance policy

Working capital financing	Mar/13	1,571,429	1,571,429	Pledge of receivables

FINEP	Mar/12	88,076	88,076	Bank surety

Prepayment	Oct/14	985,869	3,022,341	Promissory notes / Real estate guarantee, machinery and equipment/ financial investments
Other institutions	Feb/20	18,577	152,463	Promissory notes and financed equipment

Total		4,583,498	6,753,856

(g) Capitalized interest

The Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the average weighted financial surcharge rate on the debt, including exchange and monetary variation to the balance of projects in progress.

The average rate used in the period was -9.21% p.a. (Jun/08: -4.43% p.a.), including exchange and monetary variation. Amounts capitalized in the periods are shown below:

	Expenses (income)

	Parent company			Consolidated

	Jun/09	Jun/08	Jun/09	Jun/08

Gross financial charges	(1,036,810)	(207,424)	(1,113,514)	(382,718)
(-) Financial charges capitalized in the period	75,223	25,950	75,223	34,331

Net financial charges	(961,587)	(181,474)	(1,038,291)	(348,387)

(h) Loan covenants

Certain loan agreements entered into by the Company establish limits for certain ratios involving the ability to incur debts and pay interest.

The first ratio imposes limits on the Company’s indebtedness on account of its ability to generate EBITDA. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA for the last twelve months. This ratio is calculated in reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX is used for assessing the net debt and the average dollar for the last four quarters for calculating the EBITDA.

The second ratio to be found in the Company’s contracts is the division of the consolidated EBITDA by net interest, which represents the difference between interest paid and received. This ratio is verified on a quarterly basis and is only calculated in US dollars.

Below is a summary of the outstanding transactions and their limiting factors:

Transaction	Indicator/Limit	Currency

Debentures 13th and 14th	Net debt/EBITDA(*) < 4.5	R$

Net debt/EBITDA(**) < 4.5
Nexi financing		US$
EBITDA (**)/Net interest > 1.5

MediumÂ •]Term Notes	Net debt/EBITDA (*) < 4.5	R$

Net debt/EBITDA (**) < 4.5
Export prepayments		US$
EBITDA (**)/Net interest > 2.0

(*) EBITDA - operating result before financial results and equity interests, plus depreciation and amortization.
(**) EBITDA - operating result before financial results and equity interests, plus depreciation and amortization, dividends and equity interest received from non-consolidated companies.

The penalty for non-compliance with these is the possibility of accelerated debt maturity, except for the Debenture and Medium-term Notes transactions.

All commitments assumed are fulfilled.

(i) Transaction costs (Consolidated)

Costs incurred to structure certain financing transactions were considered as part of the transaction costs, pursuant to CPC 08. Changes in such costs are as follows:

	6/30/2009				3/31/2009

	Export		Working		Export		Working
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	capital	Total

Opening balance	27,959	15,205	12,341	55,505	30,043	15,763		45,806
Incurred costs							12,759	12,759
Amortization	(1,664)	(364)	(1,255)	(3,283)	(1,839)	(411)	(418)	(2,668)
Exchange
variation	(3,785)	(2,370)		(6,155)	(245)	(147)		(392)

Balance to appropriate	22,510	12,471	11,086	46,067	27,959	15,205	12,341	55,505

The amount to be appropriated to future results is composed as follows:

	6/30/2009				3/31/2009

	Export		Working		Export		Working
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	capital	Total

2009	3,191	693	2,510	6,394	5,552	1,233	3,765	10,550
2010	6,369	1,386	4,497	12,252	7,387	1,644	4,497	13,528
2011	6,157	1,386	2,859	10,402	7,140	1,644	2,859	11,643
2012	4,671	1,386	1,185	7,242	5,417	1,644	1,185	8,246
2013	2,122	1,386	35	3,543	2,463	1,644	35	4,142
2014 & thereafter		6,234		6,234		7,396		7,396

	22,510	12,471	11,086	46,067	27,959	15,205	12,341	55,505

17 Debentures (Public Issue, Non-convertible into Shares)

					Parent company/ consolidated

Issue	Unit value	Maturity	Remuneration	Remuneration payment	Jun/09	Mar/09

13th	R$ 10	Jun/2010	104.1% of CDI	Biannually as from Dec/05	302,354	312,615
14th	R$ 10	Sep/2011	103.5% of CDI	Biannually as from Mar/07	517,154	504,756

					819,508	817,371

Changes in debentures are as follows:

	Parent company/
	consolidated

	Jun/09	Mar/09

At beginning of the period	826,276	826,276
Financial charges	44,439	24,462
Amortization	(51,207)	(33,367)

At the end of the period	819,508	817,371
Current liabilities	(319,508)	(17,371)

Noncurrent liabilities	500,000	800,000

18 Taxes and Contributions Payable – Noncurrent Liabilities

		Parent company		Consolidated

		Jun/09	Mar/09	Jun/09	Mar/09

IPI credits offset
IPI – credit on exports	(i)	750,318	741,641	750,318	741,641
IPI – zero rate	(ii)	339,381	335,285	339,381	335,285
IPI – consumption materials, property, plant and equipment		45,942	45,468	45,942	45,468

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	51,286	50,981	57,878	58,352
Education contribution, SAT and INSS		40,085	40,085	41,238	41,229
PAES-Law 10684	(iv)	38,029	27,255	38,784	27,216
Other		58,632	61,008	59,547	61,917

(-) Liabilities with deposits in court		(61,195)	(64,110)	(64,183)	(64,114)

		1,262,478	1,237,613	1,268,905	1,246,994

The Company is disputing in court some changes in tax laws, and the updated sums have been provisioned for. No contingent assets are posted in this regard.

(i) IPI Tax credit on exports (crédito-prêmio)

The Company – by itself and through absorbed companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues are at dispute, the STF is to make a final determination over this matter and its general implications. Also, the STF will eventually revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of success in these suits.

(ii) IPI – Zero rate

Absorbed companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving absorbed companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving absorbed company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to Polialden will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The sums posted by the Company as long-term liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the COFINS tax rate escalation from 2% to 3% as per Law 9718 of 1998. Despite the STF Full Bench finding in November 2005 favorably to the lawfulness of said escalation, the STF itself is revisiting this matter in terms of the general implications from such unconstitutionality. The Company filed another lawsuit in late 2008, with a new approach in light of new arguments deriving from the current state of affairs.

(iv) Special Installment Program - PAES - Law 10684 of 2003

Absorbed companies IPQ and Trikem, as well as subsidiary CINAL, qualified for more favorable payment conditions by adhering to the PAES program instituted by Federal Law 10684 of 2003.

IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCC) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for such scheme after filing for voluntary termination of the lawsuit challenging the COFINS tax rate escalation from 2% to 3% (instituted by Law 9718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified Trikem for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

The consolidated outstanding debt is R$ 46,637 as of June 30, 2009, being R$ 7,853 in current liabilities and R$ 38,784 in noncurrent liabilities (March 2009 – R$ 34,798, being R$ 7,543 in current liabilities and R$ 27,255 in noncurrent liabilities).

19 Income and Social Contribution Taxes

(a) Current income tax

	Parent company

	Jun/09	Jun/08

Income before income tax and social contribution and minority interest	1,569,167	555,261

Benefit (expense) of income and social contribution at the rate of 34%	(533,517)	(188,789)

Income tax on equity in income of subsidiaries	(16,256)	63,620
Tax effects of non submission to Social Contribution on Net Income (Note 19(c))	141,225	49,975
Effects of Law 11638/07 – RTT – Transition Tax Regime	63,297
Other permanent differences	(2,108)	(976)
Amortization of goodwill	(1,467)	12,438
Taxes challenged in court	(302)	(65)
Tax losses		17,387
Provisions and other temporary differences	350,995	6,446
Other	(5,536)	2,028

Income and social contribution tax expenses	(3,669)	(37,936)

As tax losses were incurred in 2009, there were no income tax exemption/abatement benefits in the period. In 2008, income tax expense did not include the exemption/abatement.

(b) Deferred income tax

Composition

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Parent company		Consolidated

	Jun/09	Mar/09	Jun/09	Mar/09

Tax loss carryforward	3,782,246	3,740,555	3,787,332	3,749,914
Amortized goodwill on investment in merged companies	578,624	623,623	578,624	623,623
Temporarily non-deductible expenses	464,771	376,468	541,379	444,368
Adjustments to Law 11638/07 and Law 11941/09	69,931	80,636	69,931	80,636

Potential calculation basis of deferred income tax	4,895,572	4,821,282	4,977,266	4,898,541

Potential deferred income tax (25%)	1,223,893	1,205,321	1,244,317	1,224,635

Unrecorded portion of deferred income tax:
Tax losses	(547,105)	(530,636)	(547,665)	(530,635)

Deferred income tax – assets	676,788	674,685	696,652	694,000

Current assets	(55,972)	(55,972)	(59,543)	(59,917)

Noncurrent assets	620,816	618,713	637,109	634,083

Changes:

At beginning of the period	696,385	696,385	703,967	703,967
Merged balance of subsidiaries	6,535
Adjustment to Law 11638/07 and Law 11941/09	(405)	(405)	9,453	9,453
Amortization of reorganization and structured transaction expenses	(5,352)	(2,676)	(5,352)	(2,676)
Deferred income tax realized on amortized goodwill of merged
companies	(22,633)	(11,250)	(22,633)	(11,250)
Deferred income tax on temporary provisions	2,258	(7,369)	11,217	(5,494)

At the end of the period	676,788	674,685	696,652	694,000

Deferred income tax – liabilities:
At the beginning of the period	(9,975)	(9,975)	(21,393)	(21,393)
Adjustments to Law 11638/07 and Law 11941/09	(950)	487	5,948	6,148
Recording of deferred income tax on exchange variations	(374,452)		(372,544)
Realization (recording) of deferred income tax	294	147	294	147

At the end of the period	(385,083)	(9,341)	(387,695)	(15,098)

Deferred income tax in statement of income	(399,883)	(21,147)	(389,018)	(19,272)

(c) Social Contribution on Net Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive. However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment will only impact the fiscal year when the decision is published.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 860,000, net of fine.

(d) Tax incentives

(i) Income tax

Until 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari have the same right until base years 2011, 2012 and 2016. The PVC plant at Camaçari also has this right up to base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari were exempt from corporate income tax on the results of their industrial operations until 2008. As from 2009, the PVC plant will be entitled to a 75% until 2012. As described in Note 1, the Company has permanently closed down the PET unit.

The manufacture of caustic soda, chloride, ethylene dichloride and Caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

(ii) Value-added Tax on Sales and Services - ICMS

The Company has ICMS incentives granted by the State of Alagoas through the State of Alagoas Integrated Development Program – PRODESIN. This incentive is designed to foster the installation and expansion of industrial facilities in that State, and is stated in income for the year, under “Other operating income”.

20 Long-term Incentive

In September 2005, the Shareholders’ Meeting approved a benefits plan called “Long-term Incentives”, not based on Company’s shares, by means of which employees designated annually by Management may acquire securities issued by the Company and entitled “Investment unit”. The purpose among others is to strengthen the convergence of interests in creating long-term value among Braskem’s employees and shareholders, foster the sense of ownership and encourage employees’ view of, and commitment to, long-term results.

The investment unit does not confer on the holder the condition of shareholder of Braskem, or any right or privilege inherent to that condition, especially the right to vote and other political rights.

Every year, the Board of Directors approves the eligible participants, the quantity of investment units to be issued, the Company’s counterparty percentage to the acquisition made by employees and the quantity of units offered per participant. Acceptance by the participant implies cash payment of the amount attributed to him, in addition to entering into a unit purchase agreement, with Braskem being responsible for issuing the respective “Investment Units Certificate”.

The investment unit is typically issued in the 1st half of each year, at its value is updated annually according to the average quotation of the Company’s Class “A” preferred shares at the end of the dealing period on the BOVESPA in the months of October and March. In addition to the variation in its nominal value, the Investment unit earns the equivalent of the dividend and/or equity interest distributed by Braskem.

There are three types of Investment units:

• the unit acquired by the participant, known as “Alfa”;

• the unit received by the participant by way of the Braskem counterparty, known as “Beta”; and • the unit received by the participant by way of income, known as “Gama”.

The Investment unit (and its corresponding certificate) are issued on a very personal basis and may only be sold to Braskem by means of redemption on the following conditions:

• from year 5 following the 1st acquisition, the acquiring party may redeem up to 20% of the accrued balance of their investment units; and • from year 6, redemption is limited to 10 % of the accrued balance.

The activity and value of the Investment Units at June 30, 2009 are as follows:
	ALFA	BETA

Number at beginning of the period	708,918	700,772
Units redeemed during the period	(36,165)	(35,504)

Number at the end of the period	672,753	665,268

Unit value – R$	4,369	1,492

21 Shareholders’ Equity (a) Capital

At June 30, 2009, subscribed and paid-in capital is R$ 5,473,181, comprising 520,928,154 shares with no par value of which 190,462,446 are common, 329,871,890 are class “A” preferred, and 593,818 are class “B” preferred shares.

At the Extraordinary Shareholders’ Meeting held on May 30, 2008, a capital increase was approved on account of the merger of Grust shares (Note 1(b.3)), by issuing 46,903,320 common shares and 43,144,662 Class “A” preferred shares, with the capital going from R$ 4,640,947 to R$ 5,361,656.

On September 30, 2008, as a result of the merger of IPQ (Note 1 (b.8)), the Company’s capital was increased by R$ 14,146 to R$ 5,375,802, through the issue of 1,506,061 Class “A” preferred shares.

In May 2009, by virtue of the merger of Triunfo (Note 1 (b.9)), the Company’s capital was increased by R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, through the issue of 13,387,154 class “A” preferred shares.

The Company is authorized to increase its capital, irrespective of a change in its by-laws, up to the limit of 684,972,510 shares, being 228,324,170 common, 456,054,522 class “A” preferred, and 593,818 class “B” preferred shares. In any event, the number of preferred shares with no voting rights or with limited voting rights shall not exceed the limit of 2/3 of the Company’s total capital.

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only

Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority voting stock at general meetings. Class “B” preferred shares may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds).

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

Shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at year end, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the year end net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 16), the payment of dividends or interest on equity is capped at two fold the minimum dividends set out in the Company’s by laws.

(c) Treasury shares

At June 30, 2009, treasury shares comprised 1,506,060 class “A” preference shares in the amount of R$ 11,932, arising from the interest held in Braskem by merged company Triunfo. The total value of these shares, computed base don the average quotation at the exchange session of June 30, 2009, is R$ 10,798.

(d) Tax incentives reserve

Prior to the adoption of Laws 11638/07 and 11941/09, tax incentives on income tax (Note 19 (d)) were classified as capital reserves without transiting through the income account. Beginning January 1st, 2007, this tax incentive was posted to the income for the year account, being intended for the profit reserves account following a management proposal ratified by the shareholders’ meeting. Regardless of the change determined by Law 11638/07 and MP 449/08, this incentive may only be used for increasing the capital or absorbing losses.

(e) Appropriation of net income

According to the Company’s by laws, net income for the year, adjusted on the terms of Law 6404/76, is appropriated as follows: (i) 5% for constituting the legal reserve, not to exceed 20% of the capital; (ii) 25% for payment of mandatory dividends, not accumulative, with due regard for the legal and statutory advantages of the preferred shares. When the amount of the priority dividend paid to the preferred shares equals or exceeds 25% of the net result for the year, calculated as per article 202 of the Brazilian Corporation Law, this characterizes full payment of the mandatory dividend. Where there are leftovers of the mandatory dividend following payment of the priority dividend, this will be applied: (i) in payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; (ii) if a balance still remains, in the distribution of an additional dividend to the common and the Class “A” preferred shares on equal conditions, in such a manner that each common or preferred share of that class receives the same dividend. On account of the loss suffered in this fiscal year, the Company is not distributing any amount by way of dividends or equity interest.

(f) Equity valuation adjustment

This line was introduced by Law 11638/07 to recognize shareholders’ equity amounts which have not, but will be recorded in income for the year in the future. The account includes the following amounts:

	Jun/09	Mar/09

Variation in the market value of financial instruments:
• Financial assets classified as available for sale, net of income tax (Note 5)
	2,321	6,538
• Hedge transactions (Note 23 (f.3)(iii))	(59,702)	(115,540)

Total	(57,381)	(109,002)

22 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQU¥MICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQU¥MICA filed a plea known as embargos de divergência. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case records.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (Assignor). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 262,561 (updated by the SELIC rate) as of June 30, 2009.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(d) Other court disputes involving the Company and its subsidiaries

• The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 28,452 as of June 30, 2009. Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

• In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

• As of June 30, 2009, the Company and its subsidiaries figured as defendant in 1,375 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 373,131 (March 2009 – R$ 296,273). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company and its subsidiaries have provisioned for R$ 16,705.

• In 1999, the Federal Revenue Office (SRF) served notice on subsidiary Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a subsidiary abroad. The updated dispute comes to R$ 21,539. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

23 Financial Instruments

Non-derivative financial instruments

At Jun 30, 2009 and March 31, 2009, the Company and its subsidiaries held the following non-derivative financial instruments, according to the definition given by CPC 14.

	Book value (assets and liabilities)			Fair value

Identification	Jun/09	Mar/09	Position	Jun/09	Mar/09

Cash and cash equivalents (Note 4)

- Financial investments in Brazil	1,701,102	1,789,130		1,701,102	1,789,130

Exclusive investment fund	1,417,842	1,744,964	Asset	1,417,842	1,744,964
Fixed-income securities	283,260	44,166	Asset	283,260	44,166
- Financial investments abroad	794,497	654,465		794,497	654,465

Investment funds in foreign currency	76,386	106,697	Asset	76,386	106,697
Time Deposits	718,111	547,768	Asset	718,111	547,768
Marketable securities (Note 5)	286,762	327,348		286,762	327,348

U.S. Treasury bonds	286,762	327,348	Asset	286,762	327,348

Financing in foreign currency (Note 16)	7,301,451	8,846,149		7,376,624	8,289,796

Advances on exchange contracts	133,886	361,648	Liability	133,886	361,648
Working capital	755,725	898,389	Liability	755,725	898,389
BNDES (foreign currency)	201,809	227,845	Liability	201,809	227,845
Eurobonds	2,524,548	3,009,460	Liability	2,507,605	2,416,450
Raw material financing	18,349	21,548	Liability	18,349	21,548
Medium Term Notes	513,061	593,481	Liability	605,177	630,138
Export prepayments	3,022,341	3,567,782	Liability	3,022,341	3,567,782
Project financing (NEXI)	131,732	165,996	Liability	131,732	165,996

Debentures (Note 17)	819,508	817,371		802,445	797,462

Debentures	819,508	817,371	Liability	802,445	797,462

Detailed information about these financial instruments can be found in the explanatory notes to “Cash and Cash Equivalents” (Note 4), Securities (Note 5), “Financing” (Note 16) and "Debentures" (Note 17).

Risk and derivative financial instruments

(a) Risk management

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company’s cash flow and reduce the threats to financing its operating working capital and investment programs.

(b) Exposure to foreign exchange risks

The Company has commercial transactions denominated in or indexed to foreign currencies. The prices of the Company’s inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has used long-term fundraising in foreign currencies, which leads to exposure to the variation in the foreign exchange rates between the real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company’s foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

(c) Exposure to interest rate risks

The Company is exposed to the risk that variations in floating interest rates lead to an increase in financial expenses with future interest payments. The floating-rate foreign currency debt is subject mainly to fluctuations in LIBOR. Domestic currency debt is subject mainly to the variation of the Long-Term Interest Rate (TJLP), pre-fixed rates in reais and daily variation of the CDI rate.

(d) Exposure to commodities risks

The Company is exposed to variation in the prices of different petrochemical commodities, especially its main raw material, naphtha. The Company seeks to pass on the price oscillations of this raw material caused by fluctuations in international prices. However, part of its sales may be undertaken using fixed-price contracts or within a maximum and/or minimum floating range. These contracts may be commercial agreements or derivative contracts associated to forward sales. At June 30, 2009, the Company had no outstanding contracts of this nature.

(e) Exposure to credit risks

The operations that subject the Company and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivables, exposing the Company to the risk of the financial institution or customer involved. In order to manage this risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions’ ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real and pro forma guarantees, when deemed necessary.

(f) Derivative financial instruments

The Company uses derivative financial instruments for the following purposes:

f.1) Hedge: Hedge activities are executed in line with the Company’s policies. The financial management policy includes a continuous short-term hedge program for the foreign exchange risk arising from its transactions and financial items. Other market risks are covered as they are introduced to each transaction. In general, the Company judges the need for hedge while analyzing prospective transactions and seeks to undertake made-to-measure hedge for the transactions under consideration, in addition to preserving the hedge for the entire time frame of the transaction being covered.

The Company may elect to designate derivatives as hedge for applying Hedge Accounting pursuant to CPC 14. Designation of the hedge is not mandatory. The Company will usually elect to designate derivatives as a hedge when it is expected that the application of Hedge Accounting will afford a relevant improvement in demonstrating the off-set effect of the derivatives on the variations of the items being hedged.

At June 30, 2009, the Company held financial derivatives contracts for a total nominal amount of R$ 2,587,422 (Mar/09 - R$ 1,958,177), of which R$ 2,307,767 relate to hedge transactions designated as such, and R$ 279,655 to other hedge transactions (see (f) i.a and (f) i.b bellow). There are not derivatives that were used for other purposes.

f.2) Modifying the return on other instruments: The Company may use and has used derivatives to modify the return on investments or the interest rate or the correction index of financial liabilities, in line with its judgment regarding the most appropriate conditions for the Company. When the modified return risk using derivatives is substantially lower for the Company, the transaction is considered hedged. When the Company uses derivatives to modify the returns on investments, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or correction index on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns, interest rates or correction indices on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. At June 30, 2009, the Company had no transactions with that purpose.

f.3) Monetization of certain risks: The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. At June 30, 2009, the Company had no transactions with that purpose.

All derivative financial instruments held as of June 30, 2009 were entered into on the OTC market with large financial counterparties and supported by global derivatives agreements in Brazil or abroad.

The derivative financial instruments are shown on the balance sheet at their fair value, in the asset or liability account, should the fair value represent a positive or negative balance for the Company, respectively. The derivative financial instruments must be classified as “trading instruments”. The periodic variances in the fair value of the derivatives are recognized as financial revenue or expense in the same period in which they occur, except when the derivative is designated and qualifies for cash flow hedge accounting in the period in question.

The fair value of the derivatives is obtained:
a) from public sources in the case of exchange-traded derivatives;
b) using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract.
c) using option contract evaluation models, such as the Black-Scholes model, when the derivative contains option features.

The evaluation premises (model “inputs”) are obtained from sources that reflect more current observable market prices, particularly interest rate curves and forward currency prices disclosed on the Mercantile and Futures Exchange, spot foreign exchange rates disclosed by the Brazilian Central Bank, and international interest rate curves disclosed by well-know quotation services like Bloomberg or Reuters.

At June 30, 2009, the Company had no derivatives that required non-observable premises for calculating their fair value.

The table below shows all transactions using derivative financial instruments existing as of June 30, 2009. The “Receipts (payments)” column shows the amounts received or paid for the settlements undertaken during the second quarter of 2009, while the “income (expense)” column shows the effect recognized in financial income or expense associated with the settlements and the variance in the fair value of the derivatives during the second quarter of 2009:

Fair value
(R$ thousand)

Identification	Nominal value	Maturity	Purpose	Receipts (payments)	Revenues	Jun/09	Mar/09
(expenses)
(R$
thousand)

Yen-CDI swap			Exchange
(Note 23 i.a)	R$ 279,655	Jun/2012	hedge of
NEXI
			financing	(5,021)	(21,011)	(20,724)	(4,734)
Interest rate swap			Interest rate
(Libor-fixed) (Note	US$ 725,000	Oct/2013	hedge
23 i.b)	thousand		(designated
for hedge
			accounting)	1,336	(7,046)	(72,759)	(114,189)
Interest rate
hedge
Interest rate swap			(designated
(Libor-fixed) (Note	US$ 457,500		for hedge
23 i.b)	thousand	Jul/2014	accounting)	-	(885)	5,142	-

i) Transactions existing at June 30, 2009

At June 30, 2009, the Company and its subsidiaries held the following derivative financial instruments:

i.a) Project financing (NEXI)-linked swaps

At June 30, 2009, the Company held four currency swap contracts for a total nominal amount of R$ 279,655, contracted for hedging yen-denominated financings with floating interest rates, maturing in March and June of 2012. The purpose of these swaps is to offset the fluctuation risk in the Yen-Real foreign exchange rate arising from the financings, and to offset the risk of variation in future expenses with interest payments. The term, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is liquidated.

The characteristics of each swap transaction are listed below:

	Notional value,			Fair value

Identification	R$ thousand	Interest rate	Maturity	Jun/09	Mar/09

Swap NEXI I	28,987	104.29%CDI	Jun/12	(1,187)	517
Swap NEXI II	136,495	101.85%CDI	Mar/12	(15,798)	(8,504)
Swap NEXI III	91,851	103.98%CDI	Jun/12	(3,273)	2,258
Swap NEXI IV	22,322	103.98%CDI	Jun/12	(466)	995

	279,655			(20,724)	(4,734)

These contracts may require Braskem to make guarantee deposits under certain conditions. At June 30, 2009, Braskem had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with ‘A’ credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps as hedges for applying hedge accounting, since the main risk protected, foreign exchange rate variation, is satisfactorily represented by the simultaneous results of foreign exchange variation of the financing and variation in the fair value of the derivative. As a result, the periodic variation in the fair value of the swaps is recorded as financial income or expense in the same period in which they occur. In the second quarter of 2009, the Company recognized financial expense of R$ 21,011 relating to changes in fair value of these swaps between March 31 and June 30, 2009.

i.b) Export prepayment-linked interest rate swaps

At June 30, 2009, the Company and its subsidiary Braskem Inc. held 16 interest rate swap contracts for a total nominal value of US$ 1,182,500 thousand, which they entered into for export prepayment debt contracted n US dollars and at (Libor-based) floating interest rates in October 2008 and April 2009, maturing in October 2013 and July 2014 (Note 16(b)). Under these swaps, the subsidiary Braskem Inc. receives floating rates (Libor) and pays fixed rates periodically in a manner that matches the prepayment debt cash flow. The purpose of these swaps is to offset the variation in future financial debt expenses caused by Libor rate fluctuation. The term, amount, settlement dates and floating interest rates match the terms of the debt. The Company and its subsidiary intend to hold these swaps until the financing is liquidated.

These swaps were designated as “cash flow hedging” for the fluctuating Libor risk on specified debt, for the purposes of hedge accounting. The actual periodic variations in the fair value of the derivatives designated as “cash flow hedging” that are highly effective in offsetting cash flow variations in the hedged item are recognized in the shareholders' equity under “Adjustments in Equity Evaluation” up to the date on which the respective variation of the hedged object impacts the result. The impacts of Libor on the hedged object are expected to impact the subsidiary’s results in each debt interest appropriation period, beginning on the disbursement date and going out to its maturity date.

The Company and its subsidiary test the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test as of June 30, 2009 showed that the derivatives were highly effective in offsetting the variations in the hedged item caused by Libor fluctuations during the period from when the derivatives were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effect portion of the variation in the fair value of the derivatives, in the amount of R$ 47,908, was recorded as Equity valuation adjustment. The Company and its subsidiary Braskem Inc. reclassified from Equity valuation adjustment to financial expenses the amounts of R$ 885 and R$ 7,046, respectively, relating to the portion of the offset effect of the derivatives on the hedged item, for accrual in the second quarter of 2009.

The characteristics of the swap transactions are listed below:

Braskem Inc.:

	Notional value			Fair value

Identification	US$ thousand	Interest rate	Maturity	Jun/09	Mar/09

Swap EPP I	100,000	3.9100	Oct/13	(10,446)	(16,309)
Swap EPP II	100,000	3.9100	Oct/13	(10,446)	(16,309)
Swap EPP III	100,000	3.9525	Oct/13	(10,732)	(16,697)
Swap EPP IV	25,000	3.8800	Oct/13	(2,561)	(4,009)
Swap EPP V	50,000	3.5675	Oct/13	(4,074)	(6,591)
Swap EPP VI	100,000	3.8800	Oct/13	(10,245)	(16,035)
Swap EPP VII	50,000	3.5800	Oct/13	(4,117)	(6,648)
Swap EPP VIII	100,000	3.8225	Oct/13	(9,859)	(15,510)
Swap EPP IX	100,000	3.8850	Oct/13	(10,279)	(16,081)

				(72,759)	(114,189)

			Short term	(36,755)
			Long term	(36,004)	(114,189)

Braskem S.A.:

	Notional value			Fair value

Identification	US$ thousand	Interest rate	Maturity	Jun/09	Mar/09

Swap EPP X	35,000	2.5000	Mar/14	261
Swap EPP XI	75,000	1.9500	Jul/14	1,406
Swap EPP XII	100,000	2.1200	Nov/13	1,572
Swap EPP XIII	50,000	2.1500	Nov/13	685
Swap EPP XIV	50,000	2.6400	Apr/14	(33)
Swap EPP XV	100,000	2.6200	Apr/14	650
Swap EPP XVI	47,500	1.6700	Jun/13	601
				5,142
			Short term	(4,893)

			Long term	10,035

The “Interest Rate” column contains a fixed contract fee which the Company pays in exchange for receiving Libor.

These contracts may require the Company and its subsidiary to make guarantee deposits under certain conditions. At June 30, 2009, the Company and its subsidiary had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with “A” credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The risk value of the derivatives held by the Company as of June 30, 2009, defined as the greatest loss that may result, in one month, in 95% of the cases, in normal market conditions, was estimated by the Company at R$ 54,311 for EPP swaps and R$ 32,656 for NEXI swaps.

ii) Exposure by counterparty

Outstanding exposure of Braskem and its subsidiary Braskem Inc. to the risk of default by counterparties in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure Jun/09

Barclays	92,701	601
BBVA	390,320	(20,893)
BES	487,900	2,907
Calyon	341,530	(17,367)
Citibank	257,349	(13,985)
Deutsche Bank	165,886	228
HSBC	146,370	1,406
JP Morgan	74,452	(15,798)
Santander	503,712	(25,441)

(iii) Components of equity valuation adjustments due to hedge transactions
The Company has designated certain derivatives as “cash flow hedge”, which created final balances of Equity Valuation Adjustments (AAP). The summary of changes to equity evaluation adjustments is given below:

		Reclassifications
		to expense
	AAP	(revenues) in 2Q
	balance	2009 by	Activity of
	in	achievement of	hedges’ effective	AAP balance in
Item	Mar/09	competence	portions	Jun/09

Swaps EPP
Braskem Inc.	(115,540)	7,046	42,766	(65,728)
Swaps EPP
Braskem S.A.		885	5,142	6,027

Total.	(115,540)	7,931	47,908	(59,702)

The components of the highly effective offset and the ineffective portion of the variation in the fair value of the derivatives, as well as the reclassification of the amounts referring to the hedges having achieved their competence in the period were recognized as follows:

	1. Fair value

					3.a Recognized	3.b
			2.Receipts	3. Gain (loss)	in revenues	Recognized in
Item	Jun-09	Mar-09	(payments)	In the period, of	(expense)	AAP

Swaps
EPP
Braskem
Inc.	(72,759)	(114,189)	1,336	42,766	(7,046)	49,812
Swaps
EPP
Braskem
S.A.	5,142			5,142	(885)	6,027

Total.	(67,617)	(114,189)	1,336	47,908	(7,931)	55,839

(g) Sensitivity analysis

Financial instruments, including derivatives, may suffer variations in their fair value arising from the fluctuation of commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity evaluation of derivative and non-derivative financial instruments to these variables is shown below.

i) Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, such as: a) the US dollar-real foreign exchange rate; b) the Yen-Real foreign exchange rate; c) Libor floating interest rate.

For the purposes of the sensitivity analysis to risk, the Company shows currency exposures as if they were independent, that is, without reflecting in the exposure to one foreign exchange rate the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

ii) Scenario selection

Pursuant to CVM instruction 475/08, the Company includes three scenarios in the sensitivity analysis, of which one is probable and two which might represent adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions. It did not take into account the global impact on the Company’s operations, such as that involving revaluing of stocks and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the Real can be offset by the opposite effects on the operating results of Braskem.

The probable scenario considered was the one published by the FOCUS study disclosed by the Central Bank of Brazil on June 26, 2009. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian real.

The possible and extreme scenarios for the US dollar-real exchange rate were considered a rise of 25% and 50%, respectively, in the quotation of the dollar compared to the closing rate in the second quarter of 2009.

The possible and extreme scenarios for the yen-real exchange rate were considered a 25% and 50% rise, respectively, in the quotation of yen in reais compared to the closing rate in the second quarter of 2009.

The possible adverse and extreme scenarios for the US dollar-real exchange rate were considered, respectively, a rise of 25% and 50% in the quotation of the dollar in relation to the dollar in the second quarter of 2009.

The sensitivity amounts in the tables below are the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

iii) Sensitivity to the US dollar-real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the US Dollar–real foreign exchange rate is shown in the table below.

		Possible	Extreme
Instrument	Probable	adverse (25%)	adverse (50%)

Advances on exchange contracts	(3,266)	(32,918)	(65,837)
Advances on bills of exchange delivered	(55)	(553)	(1,106)
Working capital/Structured transactions	(18,742)	(188,931)	(377,862)
BNDES	(4,461)	(44,974)	(89,948)
Eurobonds	(62,609)	(631,137)	(1,262,274)
Raw material financing	(455)	(4,587)	(9,175)
Investment funds in foreign currency	85,125	101,339	121,606
Medium Term Notes	(12,724)	(128,265)	(256,530)
Export prepayments	(17,300)	(174,391)	(348,782)
Time Deposits	811,995	966,660	1,159,993
US Treasury Bills	7,112	71,690	143,381
Prepayment debt of exports, plus hedge, as follows:
Prepayment debt	(57,655)	(581,194)	(1,162,389)
Swap EPP (see (f) i.b)	57,655	581,194	1,162,389

iv) Sensitivity to the Yen-Real foreign exchange

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the Yen-Real foreign exchange rate is shown in the table below.

		Possible adverse
Instrument	Probable	(25%)	Extreme adverse (50%)

Project financing (NEXI), plus swaps, as follows:	19	194	389
Debt (NEXI)	(3,267)	(32,933)	(65,866)
Swaps (NEXI) (see (f) i.a)	3,286	33,127	66,255

v) Sensitivity of future cash flows to floating Libor interest rates

The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover is shown in the table below. The figures represent the impact on financial income (expenses) taking into account the average term of the respective instrument.

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)

BNDES	170	(784)	(1,561)

Working capital/Structured transactions	2,196	(9,994)	(19,727)

Raw material financing	13	(58)	(117)

Export prepayments	83	(385)	(770)
Prepayment debt of exports, plus hedge,
as follows:
Prepayment debt	2,464	(11,328)	(22,545)
Swap EPP (see (f) i.b)	(2,464)	11,328	22,545

24 Financial Result

	Parent company		Consolidated

	Jun/09	Jun/08	Jun/09	Jun/08

Financial income:
Interest revenues	254,498	113,315	109,806	79,318
Monetary variations	35,254	8,760	35,214	11,833
Exchange variations	(422,046)	(364,420)	(388,454)	(420,305)
Gains (losses) on derivative transactions	41,139	8,268	41,139	3,218
Other	9,894	4,896	10,483	5,511

	(81,261)	(229,181)	(191,812)	(320,425)

Financial expenses:
Interest expenses	(469,754)	(214,051)	(325,423)	(233,369)
Monetary variations	(108,690)	(93,945)	(100,686)	(90,257)
Exchange variations	1,951,755	761,744	1,885,769	1,006,530
Losses on derivative transactions	(31,462)	(22,418)	(31,462)	(7,387)
Tax liabilities – SELIC	(49,314)	(42,554)	(49,321)	(42,830)
Tax expenses on financial transactions	(21,166)	(21,453)	(22,369)	(22,418)
Discounts granted	(81,793)	(41,283)	(84,204)	(48,364)
Funding transaction costs – amortization	(5,951)	11,079	(5,951)	11,079
Adjustment to present value – appropriation	(40,325)	(38,894)	(64,649)	(40,658)
Other	(24,600)	(42,679)	(25,451)	(45,858)

	1,118,700	255,546	1,176,253	486,468

Financial result	1,037,439	26,365	984,441	166,043

25 Other Operating Income and Expenses

	Parent company		Consolidated

	Jun/09	Jun/08	Jun/09	Jun/08

Rental of facilities and assignment of right of use	706	11,398	706	11,398
Tax incentives and recovery of taxes (i)	97,675	8,757	97,686	4,471
Proceeds from the sale of sundry materials	(3,085)	(6,711)	(3,078)	(6,184)
Social security indemnifications	10,581	205	10,581	205
Contractual indemnifications	26,856	16,766	26,856	16,766
Other	(1,032)	11,966	(1,528)	1,970

	131,701	42,381	131,223	28,626

(i) In the first quarter of 2009, the Company recorded R$ 96,562 arising from the successful outcome of the lawsuit filed by merged company Copesul to challenge the increase in the PIS and COFINS calculated basis introduced by Law 9718/98.

26 Other Income and Expenses, Net

Other income for the first half of 2009 includes R$ 252,105 relating to the disposal of the investment in Petroflex (Note 1(b)). The investment cost value on the disposal date, of R$ 121,557, was recorded as other expenses.

27 Insurance Coverage

Braskem and its subsidiaries have an extensive risk management program that affords cover and protection for all its insurable corporate assets, as well as for losses involving interruption to production, by means of an “All Risks”-type policy. This policy stipulates the amount for maximum probable damage, considered sufficient to cover any | accidents, bearing in mind the nature of the Company’s activity and the advice of its insurance consultants. The current policy was contracted for the period between October 2008 and March 2010 and includes the following coverage:

Coverage	Braskem		IQ

	US$	R$	R$
	(thousand)

Maximum limit of indemnification for inventories, property, plant and equipment and loss of profits, per event	2,000,000	3,903,380	71,751

Insured assets amount	16,665,982	32,525,332	71,751

Additionally, the Company takes out transportation, group life, sundry risks and vehicle insurance. The risk premises adopted are not part of the scope of the audit, and consequently have not been examined by our independent auditors.

28 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

At June 30, 2009, participants in ODEPREV comprise 2,582 active employees (Jun/08 – 2,551). In the first half of 2009, the Company’s contributions amounted to R$ 3,344 (1st half of 2008 – R$ 6,695), and employees’ contributions totaled R$ 10,511 (1st half of 2008 – R$ 10,624).

(b) PETROS - Fundação PETROBRAS de Seguridade Social (“PETROS”)

• In June 2005, the Company communicated PETROS its intention to withdraw as a sponsor of the defined benefit plan as from the 30th of that month. Such withdrawal was ratified by the Supplementary Pension Plan Secretary (“SPC”) on April 29, 2009. SPC is an agency under the Social Security Ministry, in charge of regulating and inspecting private pension plans.
The financial settlement of this plan will take place by the end of September 2009. No further disbursements will be required from the Company.

• Merged company Copesul and a portion of its employees are sponsors of PETROS - Fundação PETROBRAS de Seguridade Social, in defined benefit pension and retirement plans.

In the first half of 2009, the rate on the contribution salary was 12.93% on total salaries earned by employees covered by the plan. At June 30, 2009, the number of participants is 326 active employees and the Company’s contributions in the first half of 2009 totaled R$ 2,237 (1st half of 2008 – R$ 2,251), while participants’ contributions amounted to R$ 1,983 (1st half of 2008 – R$ 3,236).

As contemplated in the regulations of PETROS and applicable legislation, in the event the technical reserves are relatively insufficient, maintainers and participants will contribute additional financial funds, or benefits under the plan will be adapted to the resources available. Until the quarter closing date, there was no need for any supplementary contribution.

(c) COPESULPREV – Plano Copesul de Previdência Complementar

The Board of Directors of Copesul, in May 2003, approved the institution of the Copesul Supplementary Pension Plan known as COPESULPREV, a closed plan under the defined contribution modality. This plan seeks to serve employees not covered by the former PETROS plan, today closed to new entrants. The plan is administered through PETROS - in an independent manner, with no links to any other pension plan managed by that entity today, in compliance with the provisions of Supplementary Law 109/2001.

Participants comprise 492 active employees. In the first half of 2009, the Company’s contributions amounted to R$ 764 (1st half of 2008 – R$ 735), and employees’ contributions totaled R$ 620 (1st half of 2008 – R$ 604).

(d) Fundação Francisco Martins Bastos – FFMB

Since the merger of IPQ, the Company is a sponsor of Fundação Francisco Martins Bastos - FFMB, a private supplementary pension plan that was set up to manage and execute the defined benefit pension plan for the Ipiranga Group employees.

Participants include 302 active employees. In the first half of 2009, the Company’s contributions amounted to R$ 1,619 (1st half of 2008 – R$ 1,015), and employees’ contributions totaled R$ 502 (1st half of – R$ 590).

On June 30, 2009, the Company communicated to Fundação Francisco Martins Bastos its withdrawal as a sponsor. Following the completion of the computation of participants’ reserves, the process will be submitted to the approval of the Supplementary Pension Plan Secretary.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.